UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2007            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1950, 717 – 7th Ave SW, Calgary, Alberta, Canada T2P 0Z3

(Address of principal executive offices)

1.

News Release dated April 12, 2007

2.

News Release dated April 12, 2007 (2)

3.

News Release dated April 26, 2007

4.

News Release dated April 27, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: June 18, 2007	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

NEWS RELEASE

ROLLING THUNDER ANNOUNCES DECEMBER 31, 2006 FINANCIAL
RESULTS, ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS &
PERSONNEL CHANGES

Calgary, Alberta, April 12, 2007 – Further to its News Release dated March 12, 2007 announcing its December 31, 2006 Reserves and Operations Update, Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTO: RTHXF) is pleased to announce its financial results for its transition year of eight months ended December 31, 2006.

As a result of the Corporation’s successful drilling program, Rolling Thunder reports increased net asset value, industry leading finding and development costs, and higher production and funds from operations.

RESERVES, OPERATIONS & FINANCIAL HIGHLIGHTS

o

Increased Proved reserves by 46 percent in eight months over the year ended April 30, 2006;

o

Increased Proved plus Probable reserves by 50 percent in eight months over the year ended April 30, 2006;

o

Net Present Value of the Proved plus Probable reserves, discounted at 10 percent, increased 71 percent to $80.0 million for the year ended December 31, 2006 from $46.7 million for the year ended April 30, 2006;

o

Net Asset Value per share increased 41 percent over the same period to $1.91 at December 31, 2006 compared to $1.35 at April 30, 2006;

o

Finding and development costs, excluding future capital, decreased to $11.10 per boe, Proved plus Probable, and $18.93 per boe, Proved;

o

Achieved 97 percent success rate on drilling program; drilled nine gross (7.1 net) wells with eight gross (6.9 net) successes and one gross (.2 net) abandonment;

o

Increased average production by 54 percent over the eight months ended December 31, 2006 to 713 boe/d from 463 boe/d for the year ended April 30, 2006;

o

Exceeded 2006 exit target by 23 percent, averaging 1,109 boe/d for Q4 2006;

o

Significantly expanded Teepee Creek production from one producing well to six producing wells with two additional wells to tie-in;

o

Operating costs, excluding transportation, decreased 25 percent over the eight months ended December 31, 2006 to $5.75 per boe compared to $7.63 per boe for the year ended April 30, 2006; operating costs, including transportation, decreased 13 percent to $8.15 per boe for the eight month period compared to $9.35 per boe for the year ended April 30, 2006;

o

Funds from operations increased to $3,819,855 for the eight months ended December 31, 2006 compared to $3,363,906 for the year ended April 30, 2006; and

o

Maintained a net debt to annualized fourth quarter funds from operations ratio of 0.38 as at December 31, 2006.

·

Financial Highlights	Eight Months Ended	Year Ended	Year Ended
(in Canadian $)	December 31,	April 30,	April 30,
	2006	2006	2005
Gross revenues	9,134,686	9,329,725	5,579,618
Funds from operations (1)	3,819,855	3,363,906	1,886,346
Per share, basic and diluted (2)	0.098	0.129	0.088
Net income (loss)	(646,919)	88,850	(1,692,190)
Per share, basic and diluted (2)	(0.017)	0.003	(0.079)
Capital expenditures	14,215,177	9,175,412	2,898,648
Total assets	28,561,526	15,225,059	9,253,036
Operational Highlights	Eight Months Ended December 31,	Year Ended April 30,	Year Ended April 30,
	2006	2006	2005
Average daily sales volumes
Oil and NGLs (bbls/d)	396	99	85
Natural gas (Mcf/d)	1,900	2,182	1,570
Barrels of oil equivalent (boe/d)	713	463	346
Average prices received
Oil and NGLs ($/bbl)	57.34	60.55	50.95
Natural gas ($/Mcf)	7.15	8.75	6.99
Barrels of oil equivalent ($/boe)	50.92	54.24	44.13
Operating netback ($/boe) (3)
Petroleum and natural gas revenues	50.92	54.24	44.13
Royalties	14.02	14.53	13.07
Operating expenses	5.75	7.63	7.34
Transportation expenses	2.40	1.72	1.95
Operating netback	28.75	30.36	21.77
Wells drilled (4)
Gross (net) drilled	9.0 (7.1)	6.0 (5.5)	2.0 (1.3)
Gross (net) successful	8.0 (6.9)	4.0 (4.0)	1.0 (1.0)
Gross (net) drilled and abandoned	1.0 (0.2)	2.0 (1.5)	1.0 (0.3)
Success rate – gross (net)	89% (97%)	67% (73%)	50% (77%)

(1)

Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Management believes that funds from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities. For a reconciliation of funds from operations to cash provided by operating activities, see “Non-GAAP Measures” section in the accompanying Management’s Discussion & Analysis.

(2)

April 30, 2005 per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares of San Telmo Energy Ltd., upon amalgamation of Rolling Thunder Exploration Ltd. with San Telmo Energy Ltd.

(3)

Netback and per boe information are non-GAAP measures and are calculated based on sales volumes for the period. For details regarding the calculation of netback and per boe information, see “Non-GAAP Measures” section in the accompanying Management’s Discussion & Analysis.

(4)

Wells drilled reflect post-amalgamation numbers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations of Rolling Thunder Exploration Ltd. (formerly San Telmo Energy Ltd.) is dated April 5, 2007. This MD&A is a review of the results of operations and the liquidity and capital resources of the Corporation for the eight month period ended December 31, 2006 compared to the year ended April 30, 2006. It should be read in conjunction with the accompanying audited consolidated financial statements of the Corporation for the eight month period ended December 31, 2006 and the notes thereto.

Certain information regarding Rolling Thunder, including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involves assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Rolling Thunder’s operations or financial results are included in Rolling Thunder's reports on file with Canadian securities regulatory authorities. In particular, see the Risk Factors section of Rolling Thunder's Annual Information Form (“AIF”). Consequently, there is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and Rolling Thunder does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities legislation and policy. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

All amounts are expressed in Canadian dollars unless otherwise stated. Petroleum and natural gas volumes are converted to an equivalent measurement basis referred to as a “barrel of oil equivalent” (“boe”) using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil (“6:1”). Readers are cautioned that boe figures may be misleading, particularly if used in isolation. The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. This MD&A provides certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP. These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

Rolling Thunder’s Audit Committee and Board of Directors have reviewed and approved the audited consolidated financial statements for the eight month period ended December 31, 2006 and the notes thereto, and the related MD&A for the same period ended.

The continuous disclosure materials of the Corporation, including its audited consolidated financial statements and related MD&A, AIF, Management Information Circular and Proxy Statement, material change reports and press releases issued by the Corporation are available through the SEDAR system at www.sedar.com.

CHANGE IN FISCAL YEAR-END

In May 2006, the Corporation filed the regulatory forms to change Rolling Thunder’s fiscal year-end from April 30 to December 31. As a result of this change, the Corporation has presented financial information for the three and eight month periods ended December 31, 2006 with the three months ended January 31, 2006 and year ended April 30, 2006 as the comparative periods.

As a result of the change in year-end, certain information presented for the eight month period ended December 31, 2006 is not directly comparable to the same information for the year ended April 30, 2006.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws. The information is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2006, an evaluation was carried out, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of Rolling Thunder’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Rolling Thunder’s disclosure controls and procedures were effective as at December 31, 2006.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with Canadian GAAP. While Rolling Thunder’s Chief Executive Officer and Chief Financial Officer believe the Corporation’s internal controls and procedures provide a reasonable level of assurance that they are reliable, an internal control system cannot prevent all errors and fraud. It is management’s belief that any control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the eight month period ended December 31, 2006, there has been no change in Rolling Thunder’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Rolling Thunder’s internal control over financial reporting.

CEO AND CFO CERTIFICATIONS

Rolling Thunder’s President and Chief Executive Officer and Chief Financial Officer will file with the Canadian securities regulators certifications regarding Rolling Thunder’s 2006 annual filings, as required by Canadian securities regulators.

CORPORATE REVIEW

Rolling Thunder Exploration Ltd.

Rolling Thunder was incorporated under the laws of the province of Alberta on March 24, 2005. In May 2005, the Corporation raised $1,000,000 of founders’ equity by way of private placement. In June 2005, the Corporation completed a $12,000,000 initial public offering and in July 2005, the Corporation’s shares commenced trading on the TSX-V. During the summer and fall of 2005, Rolling Thunder began preliminary work on its initial farm-in agreements at Gold Creek, Boundary Lake, Morinville and Mitsue, and negotiated new opportunities at Ensign and Teepee Creek. In November 2005, Rolling Thunder entered into an Arrangement Agreement with San Telmo Energy Ltd., whereby the companies agreed to amalgamate their businesses. The amalgamation was completed pursuant to a court approved Plan of Arrangement in January 2006, adding three new core producing properties at Teepee Creek, McLeod and Gordondale. In May 2006, the Corporation closed a bought deal private placement for $9,500,181 and commenced its 2006 capital expenditures program, which included a 164 square kilometer 3D seismic shoot and central battery construction at Teepee Creek to facilitate production of Rolling Thunder’s major oil discovery in the area.

Amalgamation with San Telmo Energy Ltd.

On January 12, 2006, Rolling Thunder completed the amalgamation with San Telmo Energy Ltd., whereby the Corporation would continue operations as Rolling Thunder Exploration Ltd. under the leadership of its existing management team.

Under the terms of the Arrangement Agreement, Class A shareholders of Rolling Thunder received one Class A common share of the amalgamated entity for each Class A share held in Rolling Thunder, Class B shareholders of Rolling Thunder received one Class B common share of the amalgamated entity for each Class B share held in Rolling Thunder, and San Telmo common shareholders received $0.60 per San Telmo common share comprised of, at the election of each San Telmo shareholder: (i) 0.5 Class A common shares of the amalgamated entity for each San Telmo common share held; (ii) $0.60 cash for each San Telmo common share held; or (iii) a combination of shares and cash, subject in all cases to a maximum aggregate cash consideration of $5,000,000. San Telmo shareholders elected to receive in excess of $5,000,000 cash consideration and as such, received a prorated portion of their elected cash consideration with the balance paid in Rolling Thunder Class A common shares. Holders of options of Rolling Thunder and holders of options of San Telmo received replacement options in the amalgamated entity.

SELECTED ANNUAL FINANCIAL INFORMATION (1)

(in Canadian $)	Eight months ended December 31, 2006	Year ended April 30, 2006	Year ended April 30, 2005
Petroleum and natural gas revenues	8,889,825	9,167,498	5,579,618
Royalties, net of ARTC	(2,447,830)	(2,455,372)	(1,334,854)
Other revenues	244,861	162,227	-
Revenues, net of royalties	6,686,856	6,874,353	4,244,764
Net income (loss)	(646,919)	88,850	(1,692,190)
Working capital deficiency	(3,244,395)	(2,420,938)	(1,966,919)
Capital expenditures	14,215,177	9,175,412	2,898,648
Total assets	28,561,526	15,225,059	9,253,036
Long-term liabilities	1,646,813	1,088,241	172,662
Funds from operations (2)	3,819,855	3,363,906	1,886,346
($ per share)
Net income (loss) Basic (3)	(0.017)	0.003	(0.079)
Diluted (3)	(0.017)	0.003	(0.079)
Funds from operations (2) Basic (3)	0.098	0.129	0.088
Diluted (3)	0.098	0.129	0.088
Shares outstanding Common shares	-	-	44,768,502
Class A common shares	34,724,737	28,851,120	-
Class B common shares	810,000	810,000	-
Weighted average number of shares outstanding for the period Basic (3)	39,081,005	25,977,023	21,487,674
Diluted (3)	39,081,005	26,094,404	21,487,674

(1)

The selected three-year consolidated financial data is based on the Corporation’s financial statements which are prepared in accordance with Canadian GAAP, except funds from operations information (see note 2 below). Certain comparative figures have been reclassified to conform with the current period presentation.

(2)

Funds from operations is a non-GAAP measure and is calculated by adding/subtracting operating change in working capital. Funds from operations reports the Corporation’s ability to generate cash from operations after interest and taxes and excludes the impact of changes in the Corporation’s non-cash working capital related to operating activities. For a reconciliation of funds from operations to cash provided by operating activities, see “Non-GAAP Measures” section in this MD&A.

(3)

April 30, 2005 per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares of San Telmo Energy Ltd. upon amalgamation of Rolling Thunder Exploration Ltd. and San Telmo Energy Ltd.

NON-GAAP MEASURES Funds From Operations

The terms “funds from operations”, “funds from operations per share” and “funds from operations per boe” are non-GAAP measures and should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Corporation’s performance. Funds from operations per share is calculated using the same weighted average basic and diluted number of shares outstanding used in the calculation of net income (loss) per share. All references to funds from operations throughout this MD&A are based on cash flow before changes in non-cash working capital. The following table provides a reconciliation of “funds from operations” to “cash provided by operating activities”, the nearest GAAP measure.

	Eight months		Three months	Three months
	ended December 31,	Year ended April 30,	ended December 31,	ended January 31,
	2006	2006	2006	2006
Funds from operations	$3,819,855	$3,363,906	$2,156,340	$771,731
Change in non-cash working capital	(15,003)	(1,213,301)	1,782,973	428,668
Cash provided by operating activities (GAAP financial measure)	$3,804,852	$2,150,605	$3,939,313	$1,200,399

Netback and per Boe Information

Information presented on a “netback” and “per boe” basis represents non-GAAP measures. Management believes that these are important supplemental measures as they provide an indication of the results of the Corporation in relation to the sales volumes of the Corporation. Readers are cautioned, however, that these measures should not be construed as alternatives to revenue and expense items determined in accordance with GAAP.

Per boe amounts are derived by dividing the related GAAP measure or funds from operations by the sales volumes for each respective period. The following table presents the sales volumes for each period:

	Eight months		Three months	Three months
	ended December 31,	Year ended April 30,	ended December 31,	ended January 31,
	2006	2006	2006	2006
Oil and NGLs (bbls)	97,031	36,268	62,746	11,464
Natural gas (Mcf)	465,378	796,541	235,626	187,306
Boe	174,594	169,025	102,017	42,682

OVERALL PERFORMANCE

Operational Activities

In the eight months ended December 31, 2006, Rolling Thunder drilled nine (7.1 net) wells with a success rate of 89 percent (97 percent net). As a result of the Corporation’s drilling success during the period, average daily sales volumes increased to 713 boe/d for the period compared to 463 boe/d for the year ended April 30, 2006. Rolling Thunder’s sales volumes mix was 56 percent oil and NGLs and 44 percent natural gas for the eight months ended December 31, 2006 compared to 21 percent and 79 percent, respectively, for the year ended April 30, 2006. The change in sales volumes mix was the result of the Corporation’s significant oil discovery at Teepee Creek.

During the eight months ended December 31, 2006, commodity prices for both oil and NGLs and natural gas declined. Rolling Thunder realized commodity prices of $57.34 per bbl for oil and NGLs and $7.15 per Mcf for natural gas. Rolling Thunder did not hedge any production during the eight months ended December 31, 2006. The Corporation is unable to predict with certainty whether oil, NGL and natural gas prices will increase during 2007.

As a result of centralization of operations at one of the Corporation’s core properties of Teepee Creek, Rolling Thunder saw a decrease in per unit operating costs to $5.75 per boe for the eight month period ended December 31, 2006 compared to $7.63 per boe for the year ended April 30, 2006. This was partially offset by an increase in transportation costs related to increased oil transportation to $2.40 per boe for the period from $1.72 per boe in the prior year.

Rolling Thunder incurred a net loss of $646,919 for the eight months ended December 31, 2006, or $0.017 per share, basic and diluted, compared with net income of $88,850 for the year ended April 30, 2006, or $0.003 per share. Funds from operations increased to $3,819,855 for the eight months ended December 31, 2006 compared to $3,363,906 for the year ended April 30, 2006, and decreased on a per share basis to $0.098 per share, basic and diluted, in the current period from $0.129 per share, basic and diluted in the previous year.

Investing Activities

Rolling Thunder incurred capital expenditures of $14,215,177 for the eight months ended December 31, 2006 compared to $9,175,412 for the year ended April 30, 2006. The most significant portion of Rolling Thunder’s 2006 capital program was incurred at Teepee Creek, where the Corporation purchased two additional sections of land, completed a 164 square kilometer 3D seismic shoot, drilled six (5.5 net) of its total nine (7.1 net) wells drilled, re-completed two existing wells which resulted in increased production from the wells, tied-in three (2.5 net) wells and completed construction of an oil battery to accommodate the new production from the area.

Capital expenditures were financed through a combination of cash flow from operations, equity financing and use of existing credit facilities.

Financing Activities

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share totaling $2,499,990; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (“CDE”) at a price of $1.82 per CDE flow-through share totaling $2,000,091; and 2,381,000 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (“CEE”) at a price of $2.10 per CEE flow-through share totaling $5,000,100. Total gross proceeds of the private placement were $9,500,181. As a result, the Corporation had $2,000,091 of CDE qualifying expenditures to incur by December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur by December 31, 2007. As at December 31, 2006, the Corporation had fulfilled the CDE expenditures requirement of $2,000,091. In addition, Rolling Thunder had incurred $421,089 of qualifying CEE expenditures and had $4,579,011 of CEE expenditures remaining to be incurred by December 31, 2007 in order to fulfill its CEE flow-through commitment. The income tax deductions related to the total CDE and CEE flow-through expenditures of

$7,000,191 were renounced in February 2007 to the CDE and CEE flow-through share subscribers with an effective date of December 31, 2006.

On November 21, 2006, Rolling Thunder increased its revolving operating demand loan limit to a maximum of $13,000,000. The Corporation has a non-revolving acquisition/development demand loan of up to $3,000,000. At December 31, 2006, the Corporation had $458,951 of bank debt.

RESULTS OF OPERATIONS Sales Volumes

	Eight months ended December 31,	Year ended April 30,		Three months ended December 31,	Three months ended January 31,
	2006	2006	Change	2006	2006	Change
Average daily sales volumes
Oil and NGLs (bbls/d)	396	99	300%	682	125	446%
Natural gas (Mcf/d)	1,900	2,182	(13%)	2,561	2,036	26%
Total (boe/d)	713	463	54%	1,109	464	139%
Sales volumes mix by product Oil and NGLs	56%	21%		62%	27%
Natural gas	44%	79%		38%	73%
Total	100%	100%		100%	100%

Rolling Thunder’s average sales volume rate for the eight months ended December 31, 2006 increased 54 percent to 713 boe/d compared to 463 boe/d for the year ended April 30, 2006. The increase was primarily the result of the Corporation’s Teepee Creek 06-10, 14-03 and 16-34 wells being put on production during the period. The Teepee Creek 06-10 and 14-03 wells came on production in September and averaged approximately 290 boe/d during the period of September to December. Production from Rolling Thunder’s Teepee Creek 16-34 commenced in October, with the well averaging approximately 140 boe/d during the period of October to December. In addition, the Corporation completed a workover of the Teepee Creek 06-03 well in September, which resulted in a significant increase in production from approximately 40 boe/d during the period of May to August to approximately 435 boe/d during the period of September to December. As a result, oil and NGL average sales volumes increased 300 percent to 396 boe/d for the eight month period ended December 31, 2006 compared to 99 boe/d for the year ended April 30, 2006. Natural gas average sales volumes decreased by 13 percent for the eight months ended December 31, 2006 compared to the year ended April 30, 2006 as a result of the Gordondale 14-22 well being shut-in for approximately two weeks during September while the 02/14-22 well was being drilled, and third party curtailment of the McLeod 06-18 during the period. During December, the curtailment of the McLeod 06-18 well was alleviated.

The Corporation’s average sales volume rate for the three month period ended December 31, 2006 increased 139 percent to 1,109 boe/d compared to 464 boe/d for the three months ended January 31, 2006. Oil and NGL average sales volumes increased 446 percent to 682 boe/d for the current quarter compared to 125 boe/d for the three months ended January 31, 2006. In addition, natural gas average sales volumes increased 26 percent to 2,561 Mcf/d for the quarter ended December 31, 2006 compared to 2,036 Mcf/d for the prior year’s quarter. The increases were due to added production from the Teepee Creek wells during the quarter, as discussed in the previous paragraph.

Revenues and Commodity Prices
	Eight months		Three months	Three months
	ended December 31,	Year ended April 30,	ended December 31,	ended January 31,
	2006	2006	2006	2006
Revenues Oil and NGLs	$5,563,469	$2,196,113	$3,311,483	$451,132
Natural gas	3,326,356	6,971,385	1,872,137	2,100,775
	8,889,825	9,167,498	5,183,620	2,551,907
Other	244,861	162,227	10,696	17,785
Total	$9,134,686	$9,329,725	$5,194,316	$2,569,692
Average prices received Oil and NGLs (per bbl)	$57.34	$60.55	$52.78	$39.35
Natural gas (per Mcf)	7.15	8.75	7.95	11.22
Total (per boe)	$50.92	$54.24	$50.81	$59.79

Oil and natural gas revenues for the eight months ended December 31, 2006 were $8,889,825 compared to $9,167,498 for the year ended April 30, 2006. Rolling Thunder’s total sales volumes for the eight month period were 174,594 boe (comprised of 97,031 bbls of oil and NGLs and 465,378 Mcf of natural gas) compared to 169,025 boe (comprised of 36,268 bbls of oil and NGLs and 796,541 Mcf of natural gas) for the year ended April 30, 2006. The Corporation received average prices during the period of $57.34 per bbl for oil and NGLs and $7.15 per Mcf for natural gas compared to $60.55 for oil and NGLs and $8.75 per Mcf for natural gas during the prior year period. Rolling Thunder realized a weighted average sales price of $50.92 per boe for the eight months ended December 31, 2006 compared to $54.24 per boe for the year ended April 30, 2006, a six percent decrease.

Oil and natural gas revenues for the three months ended December 30, 2006 increased 103 percent to $5,183,620 compared to $2,551,907 for the three months ended January 31, 2006. The increase in revenues for the quarter compared to the three months ended January 31, 2006 was attributable to higher sales volumes and higher oil and NGL prices partially offset by a decrease in natural gas prices. Rolling Thunder’s total sales volumes for the quarter were 102,017 boe (comprised of 62,746 bbls of oil and NGLs and 235,626 Mcf of natural gas) compared to 42,682 boe (comprised of 11,464 bbls of oil and NGLs and 187,306 Mcf of natural gas) for the quarter ended January 31, 2006. During the current quarter, the Corporation received average prices of $52.78 per bbl for oil and NGLs and $7.95 per Mcf for natural gas compared to $39.35 per bbl for oil and NGLs and $11.22 per Mcf for natural gas during the three month period ended January 31, 2006. Rolling Thunder realized a weighted average sales price of $50.81 per boe for the quarter ended December 31, 2006 compared to $59.79 per boe for the quarter ended January 31, 2006, a 15 percent decrease.

Rolling Thunder receives a premium on a per Mcf basis compared to AECO rates due to the Corporation’s higher energy content per Mcf of natural gas sales.

All of the Corporation’s production was sold on the spot market. During the eight months ended December 31, 2006, the Corporation did not engage in any hedging activities. As of the date of this MD&A, the Corporation did not have any production hedged under commodity contracts.

Rolling Thunder recognized other revenues of $244,861 for the eight months ended December 31, 2006. Other revenues consisted of royalty adjustments associated with prior periods in the amount of $152,776. The remaining balance of $92,085 consisted of interest earned on short-term investments and marketing fees charged to working interest partners.

Royalties
	Eight months ended December 31,	Year ended April 30,	Three months ended December 31,	Three months ended January 31,
	2006	2006	2006	2006
Crown royalties, net of ARTC Overriding and freehold royalties	$1,710,921 736,909	$1,415,074 1,040,298	$1,137,052 430,866	$458,240 325,039
Total	$2,447,830	$2,455,372	$1,567,918	$783,279
As a percentage of oil and natural gas revenue	28%	27%	30%	31%
Royalties per boe	$14.02	$14.53	$15.37	$18.35

Royalties include crown, overriding and freehold royalties, offset by Alberta Royalty Tax Credits (“ARTC”). Rolling Thunder’s royalties were $2,447,830, or 28 percent of oil and natural gas revenues for the eight months ended December 31, 2006, compared to $2,445,372, or 27 percent of oil and natural gas revenues for the year ended April 30, 2006. For the quarter ended December 31, 2006, royalties expense was $1,567,918, or 30 percent of oil and natural gas revenues, compared to $783,279, or 31 percent of oil and natural gas revenues for the three months ended January 31, 2006.

Overall, royalties as a percentage of oil and natural gas revenues increased by one percent for the eight months and decreased by one percent for the three months ended December 31, 2006 compared to the year ended April 30, 2006 and the quarter ended January 31, 2006. Overriding and freehold royalties, as a percentage of oil and natural gas revenues, for the eight and three months ended December 31, 2006, decreased to eight percent for the eight months and quarter ended December 31, 2006 compared to 11 percent and 13 percent for the year ended April 30, 2006 and the three months ended January 31, 2006, respectively. The decreases resulted from an increase in allowable deductions in the calculation of gross overriding royalties in the current year and quarter. These decreases were offset by increases in crown royalties, net of ARTC, as a percentage of oil and natural gas revenues, of four percent for the same periods, respectively. The increases were due to the maximum eligible royalty limit under the ARTC program. Under the program, a Corporation was eligible to receive a refund for eligible crown royalties paid to the Alberta government up to a maximum allowable limit. The Corporation’s change in fiscal and taxation year resulted in the pro-ration of the allowable limit based on eight months.

On September 30, 2006, the Alberta government announced the elimination of the ARTC program effective January 1, 2007. As a result of this announcement, the Corporation will not receive ARTC refunds subsequent to January 1, 2007. The ARTC refund was calculated at 25 percent of eligible crown royalties. Rolling Thunder recorded ARTC of $335,616 for the eight months ended December 31, 2006 compared to $435,341 for the year ended April 30, 2006.

Operating Expenses

	Eight months ended December 31,	Year ended April 30,	Three months ended December 31,	Three months ended January 31,
	2006	2006	2006	2006
Operating expenses	$1,004,410	$1,289,378	$420,595	$249,392
Operating expenses per boe	$5.75	$7.63	$4.12	$5.84

Operating expenses decreased to $1,004,410 for the eight months ended December 31, 2006 compared to $1,289,378 for the year ended April 30, 2006. For the quarter, operating expenses increased 69 percent to $420,595 compared to $249,392 for the three months ended January 31, 2006. For the eight months, Rolling Thunder experienced increased production volumes compared to the year ended April 30, 2006; however, overall operating expenses decreased as a result of cost savings realized in the Corporation’s Teepee Creek area, discussed in the next paragraph. The quarter over quarter increase was due tosignificantly increased production during the current quarter compared to the quarter ended January 31, 2006, partially offset by the Teepee Creek area costs savings.

For the eight month period ended December 31, 2006, operating expenses per boe decreased 25 percent to $5.75 per boe compared to $7.63 per boe for the year ended April 30, 2006. For quarter ended December 31, 2006, operating expenses per boe decreased 29 percent to $4.12 per boe compared to $5.84 per boe for the quarter ended January 31, 2006. The decreases in per boe operating costs for the eight months and quarter ended December 31, 2006 were primarily due to operating cost savings realized as a result of the centralization of operations at Teepee Creek through the construction of an oil battery and increased sales volumes for the eight months and quarter ended December 31, 2006 compared to the year ended April 30, 2006 and the three months ended January 31, 2006, respectively.

Transportation Expenses

	Eight months ended December 31,	Year ended April 30,	Three months ended December 31,	Three months ended January 31,
	2006	2006	2006	2006
Transportation expenses	$418,925	$290,704	$312,809	$ 82,614
Transportation expenses per boe	$2.40	$1.72	$3.07	$ 1.94

Transportation expenses increased to $418,925 and $312,809 for the eight and three months ended December 31, 2006, respectively, compared to $290,704 and $82,614 for the year ended April 30, 2006 and three months ended January 31, 2006, respectively. The increases were attributable to increased volumes of oil transported during the eight months and quarter, partially offset by reduced per unit expenses due to the Corporation entering into a new, more favourable, transportation agreement related to Teepee Creek.

Transportation expenses on a per boe basis increased 40 percent to $2.40 per boe and 58 percent to $3.07 per boe for the eight and three months ended December 31, 2006, respectively, compared to $1.72 per boe and $1.94 per boe for the year ended April 30, 2006 and three months ended January 31, 2006, respectively. The increases were primarily due to the significant increase in oil production resulting from the new Teepee Creek wells that came on production during the eight and three months ended December 31, 2006. Transportation expenses related to oil hauling compared to natural gas pipeline transportation are typically higher. Both the year-to-date and quarterly increases in per boe transportation costs were partially offset by the reduced per unit costs related to the new transportation agreement discussed previously.

Operating Netback Information

(per boe)	Eight months		Three months	Three months
	ended December 31, 2006	Year ended April 30, 2006	ended December 31, 2006	ended January 31, 2006
Petroleum and natural gas revenue	$ 50.92	$ 54.24	$ 50.81	$ 59.79
Royalties	14.02	14.53	15.37	18.35
Operating expenses	5.75	7.63	4.12	5.84
Transportation expenses	2.40	1.72	3.07	1.94
Operating netback	$ 28.75	$ 30.36	$ 28.25	$ 33.66

Rolling Thunder’s operating netback decreased five percent to $28.75 per boe and 16 percent to $28.25 per boe for the eight and three month periods ended December 31, 2006, respectively, from $30.36 per boe and $33.66 per boe for the year ended April 30, 2006 and quarter ended January 31, 2006, respectively. The decreases were primarily the result of lower average commodity prices and increased transportation expenses per boe, partially offset by lower royalties and operating expenses per boe during the eight and three months ended December 31, 2006.

General and Administrative (“G&A”) Expenses

	Eight months		Three months	Three months
	ended December 31,	Year ended April 30,	ended December 31,	ended January 31,
	2006	2006	2006	2006
Gross G&A expenses	$1,600,378	$1,822,982	$772,018	$650,403
Overhead recovery	(239,385)	(57,076)	(92,724)	(1,542)
Net G&A expenses	$1,360,993	$1,765,906	$679,294	$648,861
G&A expenses per boe	$7.80	$10.45	$6.66	$15.20

G&A expenses, net of recoveries for the eight months ended December 31, 2006 decreased to $1,360,993 ($7.80 per boe) from $1,765,906 ($10.45 per boe) for the year ended April 30, 2006. The decrease was due to reduced management and related salary expenses incurred for the eight month period ended December 31, 2006 compared to the full year ended April 30, 2006, partially offset by increased staffing costs associated with new hires during the year as a result of the growth of Rolling Thunder. The decrease was also attributable to severance payments of approximately $340,000 recorded in the prior year ended April 30, 2006 related to executive severance expenses incurred upon amalgamation with San Telmo Energy Ltd. In addition, management fees and directors’ fees were not incurred in the eight months ended December 31, 2006, whereas for the year ended April 30, 2006, management fees and directors’ fees of approximately $190,000 were paid to San Telmo management and directors. These aggregate decreases were partially offset by increased professional fees related to audit, design and legal services of approximately $150,000, as well as increased professional engineering expenses of approximately $110,000 during the eight months ended December 31, 2006 compared to the year ended April 30, 2006.

G&A expenses, net of recoveries for the three month period ended December 31, 2006 increased to $679,294 ($6.66 per boe) from $648,861 ($15.20 per boe) for the three month period ended January 31, 2006. The increase was partly attributable to increased professional fees for audit, design and legal services accrued in the quarter related to the preparation of period end financial statements and other annual reports. During the three months ended December 31, 2006, the Corporation also recorded annual bonuses of $101,000. These increases were partially offset by reduced management and related salary expenses of approximately $240,000 compared to the three months ended January 31, 2006, and approximately $340,000 which was recorded in the quarter ended January 31, 2006 related to executive severance expenses, as discussed previously.

Interest Expense

Rolling Thunder incurred interest expense of $82,673 for the eight months ended December 31, 2006 compared to $164,459 for the year ended April 30, 2006. The reduction in interest expense resulted primarily from reduced interest charges related to outstanding loan balances during the period compared to the year ended April 30, 2006. Rolling Thunder accrued interest expense of $66,466 for the eight months ended December 31, 2006 compared to $61,575 for the year ended April 30, 2006 related to unspent qualified expenditures on flow-through share commitments discussed further in the “Income and Other Taxes” section of this MD&A. Cash interest paid was $16,207 for the eight months ended December 31, 2006 compared to $102,884 in the prior year, which related to interest incurred on outstanding loan balances.

Stock-based Compensation

The Corporation has a stock-based compensation plan granting directors, officers, employees of, and consultants to, Rolling Thunder options to purchase Class A common shares of the Corporation. The Corporation recorded stock-based compensation expense of $1,318,524 and $218,018 for the eight months and quarter ended December 31, 2006, respectively, compared to $1,103,985 and $401,595 for the year ended April 30, 2006 and three months ended January 31, 2006, respectively. The year-to-date increase from prior year was due to additional stock-based compensation expense being recognized in the current year as a result of the issuance of 1,095,000 stock options, at a price of $1.67 per option, on May 1, 2006, the issuance of 275,000 options, at a price of $1.32, on June 22, 2006, and the issuance of 655,000 stock options, at a price of $1.51 per option, on August 30, 2006, to directors, officers, employees of, and consultants to, Rolling Thunder to acquire Class A common shares of the Corporation. The quarter over quarter decrease is the result of the timing of recognition of stock-based compensation expense related to stock option grants issued in prior years. Rolling Thunder recognized $389,500 related to the vesting of options issued by San Telmo in prior periods to directors, officers, employees of, and consultants to, San Telmo for the quarter ended January 31, 2006. These options were fully vested as at January 31, 2006 and therefore, no stock-based compensation expense relating to these options was recognized during the quarter ended December 31, 2006.

Depletion, Depreciation and Accretion (“DD&A”)

	Eight months		Three months	Three months
	ended December 31,	Year ended April 30,	ended December 31,	ended January 31,
	2006	2006	2006	2006
Depletion	$2,675,562	$3,614,556	$1,407,086	$595,906
Depreciation	18,827	10,941	10,383	7,781
Accretion	19,712	4,390	9,342	2,692
Total	$2,714,101	$3,629,887	$1,426,811	$606,379
DD&A per boe	$15.55	$21.48	$13.99	$14.21

Depletion is calculated based on depletable capital expenditures, future development costs of proved reserves, production rates and proved petroleum and natural gas reserves. Rolling Thunder records asset retirement obligations based on the present value of estimated remediation, reclamation and restoration costs associated with its facilities, including well sites and pipelines. The liability is increased each reporting period due to the passage of time through the recording of accretion expense.

Rolling Thunder recorded DD&A expense of $2,714,101 ($15.55 per boe) for the eight months ended December 31, 2006 compared to $3,629,887 ($21.48 per boe) for the year ended April 30, 2006. The decrease resulted from large additions to proved reserves during the year and decreased future development costs related to proved undeveloped reserves, partially offset by increased capitalized costs included in the determination of depletable capital costs, which resulted from increased drilling activity during the eight months ended December 31, 2006 compared to the year ended April 30, 2006.

Rolling Thunder recorded DD&A expense of $1,426,811 ($13.99 per boe) for the three months ended December 31, 2006 compared to $606,379 ($14.21 per boe) for the quarter ended January 31, 2006. The increase was primarily due to production increasing 139 percent compared to the three months ended January 31, 2006 and increased capitalized costs included in the determination of depletable capital costs, which resulted from increased drilling activity during the quarter. This was partially offset by additional proved reserve additions in the Teepee Creek area and decreased future development costs related to proved undeveloped reserves during the quarter ended December 31, 2006 compared to the three months ended January 31, 2006.

The Corporation excluded from its depletion and depreciation calculation costs associated with undeveloped land and seismic of $1,816,092 (April 30, 2006 - $1,855,151), as well as an estimated salvage value of developed property and facilities of $1,016,618 (April 30, 2006 - $300,000) and included future development costs associated with proved undeveloped reserves of $3,690,200 (April 30, 2006 - $7,981,700).

Income and Other Taxes

In March 2006, Rolling Thunder renounced $9,000,000 of flow-through obligations with an effective date of December 31, 2005 as a result of the flow-through obligations associated with the Class A common shares and Class B common shares issued on a flow-through basis on Rolling Thunder’s initial public offering in June 2005. The Corporation recognized a future income tax liability in the amount of $3,025,800 in relation to the renunciation of these flow-through expenses. The Corporation accrues interest to Canada Revenue Agency on flow-through funds renounced in 2005 that remain unexpended at the end of each month in 2006. As at December 31, 2006, the Corporation had fulfilled the obligation and incurred

$9,000,000 of eligible expenditures. The Corporation recognized interest expense related to the unexpended qualifying expenditures of $66,466 during the eight months ended December 31, 2006.

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share totaling $2,499,990; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (“CDE”) at a price of $1.82 per CDE flow-through share totaling $2,000,091; and 2,381,000 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (“CEE”) at a price of $2.10 per CEE flow-through share totaling $5,000,100. Total gross proceeds of the private placement were $9,500,181. As a result, the Corporation had $2,000,091 of CDE qualifying expenditures to incur by December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur by December 31, 2007. As at December 31, 2006 the Corporation had fulfilled the CDE expenditures requirement of $2,000,091. In addition, Rolling Thunder had incurred $421,089 of qualifying CEE expenditures and had $4,579,011 of CEE expenditures remaining to be incurred by December 31, 2007 in order to fulfill its CEE flow-through commitment. The income tax deductions related to the total CDE and CEE flow-through expenditures of $7,000,191 were renounced in February 2007 to the CDE and CEE flow-through share subscribers with an effective date of December 31, 2006.

The provision for income taxes differs from the amount obtained by applying the combined federal and provincial income tax rate for 2006 of 32.10 percent to income before income taxes. The difference is primarily due to non-deductible crown charges, DD&A and stock-based compensation and resource allowance deductions deductible for tax purposes.

Tax Pools

The table below presents Rolling Thunder’s estimated tax pools, net of the $9,000,000 related to the flow-through share obligations that were renounced in March 2006.

	December 31,	Rate of Claim
	2006	(%)
Canadian exploration expense	$ 6,335,292	100
Canadian development expense	5,444,149	30
Canadian oil and natural gas property expense	2,363,056	10
Undepreciated Capital Cost	5,690,106	20-100
Share issue costs	1,259,083	20
Cumulative Eligible Capital	176,131	7
Non-capital losses	281,238	100
Total	$ 21,549,055

The Corporation issued CDE and CEE flow-through shares on May 18, 2006 for $7,000,191. These expenditures were renounced in February 2007 and have not been reflected in the determination of tax pools.

Net Income

Rolling Thunder recorded a net loss of $646,919, or $0.017 per basic and diluted share, for the eight months ended December 31, 2006 compared to net income of $88,850, or $0.003 per basic and diluted share, for the year ended April 30, 2006.

The Corporation recorded net income of $192,111, or $0.005 per basic and diluted share, for the three months ended December 31, 2006 compared to net income of $369,657, or $0.014 per basic and diluted share, for the three months ended January 31, 2006.

The factors contributing to the net loss and net income for the eight and three months ended December 31, 2006, respectively, are discussed in previous sections of this MD&A.

FUNDS FROM OPERATIONS

	Eight months		Three months	Three months
	ended December 31,	Year ended April 30,	ended December 31,	ended January 31,
	2006	2006	2006	2006
Funds from operations	$ 3,819,855	$3,363,906	$2,156,340	$771,731
Per basic and diluted share	$ 0.098	$ 0.129	$ 0.055	$ 0.030
Per boe	$ 21.88	$ 19.90	$ 21.14	$ 18.08

Funds from operations increased to $3,819,855 and $2,156,340 for the eight and three months ended December 31, 2006, respectively, compared to $3,363,906 and $771,731 for the year ended April 30, 2006 and three months ended January 31, 2006, respectively. The year-to-date and quarter over quarter increases in funds from operations is due to increased sales volumes partially offset by lower realized average commodity prices and higher G&A expenses. On a per boe basis, funds from operations increased to $21.88 per boe and $21.14 per boe for the eight and three months ended December 31, 2006, respectively, compared to $19.90 per boe and $18.08 per boe for the year ended April 30, 2006 and the three months ended December 31, 2006, respectively.

CAPITAL EXPENDITURES

(in Canadian $)	Three months ended December 31, 2006	Three months ended September 30, 2006	Two months ended June 30, 2006	Eight months ended December 31, 2006	Year ended April 30, 2006
Land	89,489	4,895	149,212	2	1,058,237
				43,596
Geological and geophysical	17,897	461,094	1,585,582	2,064,573	99,290
Drilling and completions	3,509,413	2,902,591	2,828,612	9,240,616	5,303,535
Tie-ins and facilities	1,281,590	1,085,360	58,096	2,425,046	1,076,873
Workovers	-	197,707	-	197,707	-
Acquisitions	-	-	-	-	1,628,090
	4,898,389	4,651,647	4,621,502	14,171,538	9,166,025
Office furniture and equipment	37,347	4,855	1,437	43,639	9,387
Total	4,935,736	4,656,502	4,622,939	14,215,177	9,175,412

Rolling Thunder’s capital expenditures for the eight months ended December 31, 2006 were $14,215,177, an increase of 55 percent from the $9,175,412 spent during the year ended April 30, 2006. The Corporation spent $235,815 on acquiring two sections of land in the Teepee Creek area; $1,931,770 on seismic costs for the Teepee Creek 3D shoot and McLeod 2D purchase; and $9,147,653 on drilling, completion and workover activities for Teepee Creek 03-11, 06-03, 06-10, 06-18, 08-03, 03/08-16, 14-03, 14-35 and 16-34, Gordondale 16-22 and 02/14-22, and McLeod 06-08. In addition, Rolling Thunder spent $997,473 on facilities costs for the Teepee Creek 06-10 and 14-03 wells, and $1,427,524 on the construction of the Teepee Creek 06-03 oil battery.

Capital expenditures for the three months ended December 31, 2006 were $4,935,736. The Corporation spent $89,489 on acquiring a quarter section of land at McLeod; $17,897 on seismic for the McLeod area; $3,416,450 on drilling and completion activities for Teepee Creek 06-03, 06-18, 08-03, 03/08-16, 14-03 and 14-35, and McLeod 06-08; $782,448 on facilities and equipping costs for Teepee Creek 16-34 and Gordondale 16-22; and $499,142 on separators for Teepee Creek 06-10 and 14-03, and on the expansion and upgrade of the Teepee Creek 06-03 oil battery.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

(in Canadian $)	December 31,	September 30,	June 30,	April 30,
	2006	2006	2006(1)	2006
Revenues, net of royalties	3,626,397	2,326,726	733,733	1,157,583
Net income (loss)	192,111	(130,861)	(708,169)	(1,025,710)
Net income (loss) Per share, basic and diluted	0.005	(0.003)	(0.019)	(0.044)
Funds from operations	2,156,340	1,381,011	282,504	188,195
Funds from operations Per share, basic and diluted	0.053	0.035	0.010	0.008
Capital expenditures	4,935,736	4,656,502	4,622,939	2,308,900
Total assets	28,561,526	27,221,046	24,168,740	15,225,059

	January 31, 2006	October 31, 2005(2)	July 31, 2005	April 30, 2005
Revenues, net of royalties	1,786,413	2,143,109	1,787,248	1,539,318
Net income (loss)	369,657	676,555	68,348	(310,601)
Net income (loss) Per share, basic and diluted	0.014	0.030	0.003	(0.016)
Funds from operations	771,731	1,400,920	1,003,060	937,489
Funds from operations Per share, basic and diluted	0.030	0.063	0.050	0.048
Capital expenditures	4,263,525	1,642,137	960,850	266,250
Total assets	22,898,607	12,239,978	10,569,999	9,253,036

(1)

Rolling Thunder changed its fiscal year-end to December 31 from April 30. The two months ended June 30, 2006 represent the second quarter of the new fiscal year.

(2)

For the quarter ended October 31, 2005 and quarters presented prior thereto, basic and diluted per share amounts have been retroactively adjusted to reflect the effect of the issue of one Class A common share for two common shares, upon amalgamation of Rolling Thunder Exploration Ltd. with San Telmo Energy Ltd.

Identifiable trends in Rolling Thunder’s business in the past eight quarters reflect continued exploration and development of petroleum and natural gas properties as well as increased prices of petroleum and natural gas sold by the Corporation from the quarter ended April 30, 2005 to the quarter ended April 30, 2006.

The decrease in revenues and net income in the quarter ended April 30, 2006 and the subsequent quarter ended June 30, 2006 reflect lower average sales volumes compared to previous quarters as a result of third party compressor failures and production curtailments at McLeod, lost production resulting from the Teepee 04-10 well, which was shut-in in January 2006 and prior period adjustments from third party aggregators recorded in the quarter ended April 30, 2006.

The increase in revenues and decrease in net loss/increase in net income for the three months ended September 30, 2006 and December 31, 2006 reflect a trend of increased drilling success and the Corporation’s ability to bring production on-stream. The increase in revenues and decrease in net loss/increase in net income were partially offset by decreases in average commodity prices realized in these quarters.

The quarter ended December 31, 2006 is discussed in detail throughout this MD&A.

LIQUIDITY AND CAPITAL RESOURCES Liquidity and Capital Resources

Liquidity risks arise from the use of liquid financial resources to meet the day-to-day funding requirements of the Corporation and in the management of assets and liabilities in order to maintain an optimal capital structure. Rolling Thunder manages liquidity risk to meet its financial obligations and commitments in a cost effective manner and to fund growth and expansion opportunities that are recognized by the Corporation.

Sources and Uses of Cash

The Corporation believes that its access to debt and equity markets, unutilized bank credit facilities and funds generated from operations will provide it with sufficient liquidity and capital resources to fund existing operations and commitments, as well as expansion and development opportunities in 2007. There is no assurance, however, that debt and equity financing will be available on terms acceptable to the Corporation to meet its capital requirements.

Summarized statement of cash flow	Eight months ended December 31, 2006	Year ended April 30, 2006
Funds generated from operations	$ 3,819,855	$3,363,906
Change in working capital	(15,003)	(1,213,301)
Net cash provided by operations	3,804,852	2,150,605
Net cash provided by (used in) financing activities	8,888,057	(6,149,502)
Net cash provided by (used in) investing activities	(12,703,950)	3,951,464
Decrease in cash	(11,041)	(47,433)
Cash, beginning of period	11,041	58,474
Cash, end of period	-	11,041

Funds from operations

Funds from operations were $3,819,855 for the eight months ended December 31, 2006 compared to $3,363,906, as discussed previously in this MD&A.

Financing activities

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share totaling $2,499,990; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of CDE at a price of $1.82 per CDE flow-through share totaling $2,000,091; and 2,381,000 Class A common shares issued on a flow-through basis eligible for renunciation of CEE at a price of $2.10 per CEE flow-through share totaling $5,000,100. Total gross proceeds of the private placement were $9,500,181.

Upon the amalgamation of Rolling Thunder and San Telmo on January 12, 2006, the Corporation converted 8,333,333 common shares of San Telmo into 8,333,333 preferred shares at a stated value of $0.60 per preferred share. These shares were redeemed by the Corporation for aggregate cash consideration of $5,000,000.

Investing activities

Rolling Thunder incurred $14,215,177 of capital expenditures for the eight months ended December 31, 2006 compared to $7,547,322 (excluding costs associated with acquisitions of $1,628,090) for the year ended April 30, 2006.

On January 12, 2006, the Corporation issued 10,820,000 Class A common shares and 810,000 Class B common shares in exchange for the outstanding Class A and Class B common shares of Rolling Thunder prior to amalgamation. The values assigned to the Class A and Class B common shares issued were $11,552,844 and $8,100, respectively (see Note 3 of the accompanying audited consolidated financial statements).

Working Capital

As at	December 31, 2006	April 30, 2006
Current assets	$ 3,462,732	$ 1,988,813
Current liabilities	$ 6,707,127	$ 4,409,751
Working capital deficiency	$ (3,244,395)	$ (2,420,938)
Current ratio	0.52	0.45

As at December 31, 2006, the Corporation had a working capital deficiency of $3,244,395 compared to a working capital deficiency of $2,420,938 as at April 30, 2006. The increase in the working capital deficiency of the Corporation is primarily due to increased accounts payable related to capital expenditures from drilling, completions, tie-ins and facilities. Rolling Thunder generated funds from operations of $3,819,855 for the eight months ended December 31, 2006 and anticipates increased funds from operations in 2007 relating to additional production from new wells drilled in the eight months ended December 31, 2006 and new wells to be drilled in the upcoming 2007 fiscal year. Rolling Thunder has a planned capital program of approximately $22 million for 2007 and anticipates being in a working capital deficiency position throughout 2007, should an equity financing not be completed during that year. The Corporation plans on meeting future working capital deficiencies through increased cash flow from operations and funding its capital requirements through access to equity markets and its currently unutilized credit facilities detailed in the following table.

Debt instruments	Total Amount	Amount Outstanding at December 31, 2006	Amount Available at December 31, 2006
Revolving operating demand bank loan	$13,000,000	$(450,000)	$ 12,550,000
Non-revolving acquisition/development loan	3,000,000	-	3,000,000
	$16,000,000	$(450,000)	$ 15,550,000

For additional details of Rolling Thunder’s credit facilities, see Note 5 of the accompanying audited consolidated financial statements.

Rolling Thunder’s management maintained a year-end debt to annualized fourth quarter funds from operations ratio of 0.38. Management’s objective is to maintain a debt to funds from operations ratio of less than 1.0 for 2007.

COMMITMENTS

The Corporation was committed to spend $9,000,000 related to Rolling Thunder’s initial public offering June 30, 2005 by December 31, 2006 on expenditures that qualify as CEE for income tax purposes. As at December 31, 2006, the Corporation fulfilled this commitment and had incurred $9,000,000 of eligible expenditures.

Pursuant to the private placement on May 18, 2006, Rolling Thunder was committed to spend $2,000,091 by December 31, 2006 on expenditures that qualified as CDE and $5,000,100 by December 31, 2007 on expenditures that will qualify as CEE. As at December 31, 2006, the Corporation had fulfilled its CDE commitment. In addition, the Corporation had incurred $421,089 of eligible CEE expenditures and had $4,579,011 CEE expenditures remaining to be incurred by December 31, 2007 in order to fulfill its CEE commitment.

On September 1, 2006, the Corporation entered into a sublease for office space for the term of January 1, 2007 to March 31, 2008 after which, the lease will be month to month until December 31, 2011. The estimated amount due under the sublease, including rent and estimated related operating expenses and taxes is $147,710.

On October 5, 2006, the Corporation entered into a Farm-out Participation and Option Agreement with an independent public oil and gas company whereby the Corporation was committed to spud a test well on or before February 1, 2007. Subsequent to December 31, 2006, the commitment date to spud the test well was extended and the commitment was fulfilled on February 24, 2007.

OUTSTANDING SHARE DATA
As at	April 5, 2007	December 31, 2006	April 30, 2006
Class A common shares	34,724,737	34,724,737	28,851,120
Class B common shares	810,000	810,000	810,000
Class A common share options	2,550,000	2,550,000	3,040,000
Class A common share warrants	-	-	650,000

OFF BALANCE SHEET ARRANGEMENTS

The Corporation is not party to any contractual arrangement, under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Corporation has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

TRANSACTIONS WITH RELATED PARTIES

December 31, 2006

During the eight months ended December 31, 2006, the Corporation incurred $124,999 related to consulting fees to a private holding and geological services company that provided geological services to the Corporation, of which an officer of the Rolling Thunder is an officer and controlling shareholder. In addition, Rolling Thunder paid $111,500 related to engineering consulting fees provided by an engineering services company, of which an officer of Rolling Thunder is an officer and controlling shareholder. These transactions were recorded as general and administrative expenses during the eight months ended December 31, 2006. As at December 31, 2006, accounts payable and accrued liabilities included a balance of $71,500 related to these transactions.

During the eight months ended December 31, 2006, the Corporation incurred $278,807 related to gross overriding royalties (“GOR”) to a private holding and geological services company that provided geological services to the Corporation, of which an officer of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a three percent GOR on certain Teepee Creek, Boundary Lake and Gold Creek properties, a two percent GOR on the McLeod and Gordondale properties and a one percent GOR on the Mahaska property. These transactions were recorded as royalty expenses during the eight months ended December 31, 2006. As at December 31, 2006, accounts payable and accrued liabilities included a balance of $39,929 related to these transactions.

April 30, 2006

Prior to amalgamation, San Telmo paid directors’ fees of $60,000 for the year ended April 30, 2006 to directors and/or companies controlled by directors of San Telmo. Management fees of $129,960 were paid to a director and officer of San Telmo. San Telmo also paid professional fees of $29,595 during the year to a legal firm, in which a director of San Telmo was a partner. In addition, rent of $8,400 during the year was paid to a company controlled by a director of San Telmo.

Upon amalgamation, the Corporation paid approximately $340,000 related to severance to officers of San Telmo. The Corporation paid $16,500, with respect to the termination of a Geological and Project Management Services Agreement, to a private holding and geological services company that provided geological consulting services to San Telmo, of which an officer and director of the Corporation is an officer and controlling shareholder. In addition, $15,000 was paid to the same private holding and geological services company to satisfy a change of control provision with respect to gross overriding royalties in the aforementioned Agreement with San Telmo.

Subsequent to amalgamation, the Corporation paid $58,512 related to gross overriding royalties and $54,322 related to consulting fees to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a three percent GOR on certain Teepee Creek, Boundary Lake and Gold Creek properties, a two percent GOR on the McLeod and Gordondale properties and a one percent GOR on the Mahaska property. The Corporation paid $21,000 in financial consulting fees to a private consulting firm, of which an officer of the Corporation is an officer and shareholder.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable and accrued receivables, bank indebtedness and accounts payable and accrued liabilities. In addition, Rolling Thunder engages in the sale of energy commodities. These instruments and the sale of energy commodities result in exposures to credit, interest rate, energy commodity prices and foreign exchange rate risks.

Management of Rolling Thunder may use financial instruments to reduce corporate risk in certain situations. As of the date of this MD&A, the Corporation did not have any hedging commitments in place.

RISK FACTORS

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow from operating activities and the ability to grow. The Corporation manages its operations in a manner intended to minimize exposure to these risks. These risks include but are not limited to:

·

Fluctuations in commodity prices, exchange rates and interest rates;

·

Government and regulatory risk in respect of royalty and income tax regimes;

·

Regulatory risks related to production, exploration and development, pipeline and facilities construction;

·

·

Operational risks that may affect the quality and recoverability of reserves or cause injury or damage to persons or property;

·

Geological risk associated with accessing and recovering new quantities of reserves;

·

Transportation risk in respect of the ability to transport oil and natural gas to market;

·

Capital markets risk and the ability to finance future growth;

·

Weather risk in respect of the ability to enter and drill wells in wet areas;

·

Gas processing risk in respect of the ability to process gas into third party owned facilities;

·

Environmental risk in respect of the ability to remedy spills, releases or emissions of various substances produced in association with oil and gas operations; and

·

Human resources risk in respect of the ability to access and retain key personnel to ensure proper and timely execution of the Corporation’s business plan and effectively manage operations.

These and other risk factors are discussed in detail in the Corporation’s Annual Information Form, which is available at www.sedar.com.

The Corporation strives to minimize these business risks by:

·

Employing management and technical staff with extensive industry experience;

·

Adhering to a strategy of exploring in areas where it has technical expertise;

·

Maintaining a low cost structure;

·

Maintaining prudent financial leverage;

·

Operating to control timing and costs; and

·

Maintaining insurance in accordance with industry standards to address the risk of liability for pollution, blow-outs, property damage, personal injury and other hazards.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies are described in Note 2 to the accompanying audited consolidated financial statements. Certain accounting policies are identified as critical accounting policies because they require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on factors that, in management’s opinion, are relevant and appropriate. Management assumptions may change over time as operating conditions change. The Corporation’s financial and operating results incorporate certain estimates including the following:

Oil and Natural Gas Reserves

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. Reserve estimates are based on current production forecasts, prices and economic conditions. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact oil and gas prices and costs. Rolling Thunder’s properties are evaluated by independent petroleum engineering consultants.

Impairment of Petroleum and Natural Gas Assets

The Corporation is required to review the carrying value of all petroleum and natural gas assets for impairment. Impairment is indicated if the carrying value of the petroleum and natural gas assets exceeds the estimated undiscounted future net funds derived from operation and disposal of the assets. If impairment is indicated, then the amount by which the carrying amount exceeds the estimated fair value of the petroleum and natural gas assets is charged to earnings. In determining the undiscounted future net funds from operations and fair value of petroleum and natural gas assets, management makes estimates regarding reserves, production rates, prices, future costs and other relevant assumptions.

Depletion Expense

Rolling Thunder applies the full cost method of accounting for exploration and development costs. In accordance with this method of accounting, all costs related to the exploration and development of petroleum and natural gas properties are capitalized whether or not the activities funded were successful. The net capitalized costs and estimated future development costs less estimated salvage values and certain capitalized costs related to unproved properties is amortized using the unit-of-production method based on estimated proved oil and gas reserves.

Costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or the value of an unproved property is impaired and is then added to costs subject to depletion. Management reviews unproved properties for impairment quarterly and any impairment is transferred to the costs being depleted.

Asset Retirement Obligations

The Corporation is required to provide for future removal and site restoration costs. Management estimates these costs in accordance with existing laws, contracts or other policies. The fair value of the liability for the Corporation’s asset retirement obligations is recorded in the period in which it is expected to be incurred, discounted to its present value using the Corporation’s risk-adjusted interest rate and expected inflation rate. The offset to the liability is recorded in the carrying amount of property and equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

In calculating asset retirement obligations, management is required to make estimates and assumptions related to the future costs, inflation and credit-adjusted risk-free rates and the timing of future costs. For asset retirement obligations incurred in 2006, the Corporation used the following assumptions: current and future inflation rates of 2.0 percent based on government of Canada forecasts, risk-free interest rate based on the Bank of Canada’s benchmark bonds with the corresponding maturity equal to the expected term of the asset retirement obligation and a credit premium for the Corporation of 4.0 percent.

Stock-based Compensation

Rolling Thunder applies the fair value method for valuing stock option grants. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. In order to calculate the fair value of options granted, the following information is required: stock price at date of grant, exercise price of option, risk-free interest rate, volatility of the Corporation’s stock price, expected life of the option, the expected annual dividend rate for future periods and vesting periods.

Management is required to make assumptions regarding the risk-free interest rate, expected volatility of the Corporation’s stock price, expected life, dividend rate and estimated number of options that will actually be exercised in future periods. For option grants during the eight months ended December 31, 2006, management assumed a risk-free interest rate based on Bank of Canada rates for bonds with a similar life as the options granted, calculated volatility based on the past trading history of the Corporation’s shares, used an expected life of five years, a zero dividend rate as the Corporation does not declare dividends, and assumed that the full amounts vested at a particular future time period were exercised.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of an asset or liability and the carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Management is required to make assumptions regarding the timing of taxable income and interpretation of complex laws and regulations in calculating future income taxes.

All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax asset or liability may differ significantly from that estimated and recorded by management.

ACCOUNTING CHANGES

Non-Monetary Transactions

Effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006, the new Handbook Section 3831 “Non-monetary Transactions” requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. Commercial substance replaces culmination of the earnings process as the test for fair value measurement and is a function of the cash flows expected from the exchanged assets. Adopting the provisions of this standard in 2006 did not have an impact on Rolling Thunder’s consolidated financial statements.

Financial Instruments – Recognition and Measurement

Effective for interim and annual financial statements beginning on or after October 1, 2006, the new Handbook Section 3855 “Financial Instruments – Recognition and Measurement” prescribes that all financial instruments within the scope of this standard, including derivatives, be included on a company’s balance sheet. Contracts that can be settled by receipt or delivery of a commodity will also be included in the scope of the section. These financial instruments must be measured, either at their fair value or, in limited circumstances when fair value may not be considered the most relevant measurement method, at costs or amortized cost. It also specifies when gains and losses as a result of changes in fair value are to be recognized in the income statement. This new Handbook section will be adopted by Rolling Thunder as of January 1, 2007 on a prospective basis. The Corporation does not expect this new requirement to have an impact on Rolling Thunder’s consolidated financial statements.

Hedges

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006, the new Handbook Section 3865 “Hedges” specifies the circumstances under which hedge accounting is permissible, how hedge accounting may be performed, and where impacts should be recorded. The provisions of this standard introduce three specific types of hedging relationships: fair value hedges, cash flow hedges and hedges of a net investment in self-sustaining foreign operations. This new Handbook section will be adopted by Rolling Thunder as of January 1, 2007 on a prospective basis. The Corporation does not expect this new requirement to have an impact on Rolling Thunder’s consolidated financial statements unless the Corporation enters into hedging agreements in future periods.

Comprehensive Income

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006, the new Handbook Section 1530 “Comprehensive Income” requires that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. The Section introduces a new requirement to present certain gains or losses temporarily outside net income. This Handbook section will be adopted by Rolling Thunder as of January 1, 2007 on a prospective basis. The Corporation does not expect this new requirement to have an impact on Rolling Thunder’s consolidated financial statements.

ROLLING THUNDER EXPLORATION LTD. (Formerly San Telmo Energy Ltd.)

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

	December 31, 2006	April 30, 2006
ASSETS Current assets Cash Accounts receivable and accrued receivables Prepaid expenses and deposits	$ - 2,935,449 527,283	$ 11,041 1,407,030 570,742
Property, plant and equipment (Note 4)	3,462,732 25,098,794	1,988,813 13,236,246
	$ 28,561,526	$ 15,225,059
LIABILITIES Current liabilities Bank indebtedness (Note 5) Accounts payable and accrued liabilities	$ 458,951 6,248,176	$ 1,128,562 3,281,189
Future income taxes (Note 6) Asset retirement obligations (Note 7)	6,707,127 899,900 746,913	4,409,751 702,800 385,441
	8,353,940	5,497,922
SHAREHOLDERS’ EQUITY Share capital (Note 8) Contributed surplus (Note 9) Retained earnings (deficit) (Note 10)	18,845,732 1,169,743 192,111	13,785,702 3,423,330 (7,481,965)
	20,207,586	9,727,067
	$ 28,561,526	$ 15,225,059

Commitments (Notes 8 and 15)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors:

(signed) “Keith Macdonald”

(signed) “Raymond Smith”

Keith Macdonald

Raymond Smith

Chairman & Director

Director

ROLLING THUNDER EXPLORATION LTD. (Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(in Canadian dollars)
	Eight months ended	Year ended
	December 31,	April 30,
	2006	2006
REVENUE Oil and natural gas	$ 8,889,825	$ 9,167,498
Royalties	(2,447,830)	(2,455,372)
Other (Note 11)	244,861	162,227
	6,686,856	6,874,353
EXPENSES Operating	1,004,410	1,289,378
Transportation	418,925	290,704
General and administrative	1,360,993	1,765,906
Short-term interest	82,673	164,459
Stock-based compensation (Note 8)	1,318,524	1,103,985
Depletion, depreciation and accretion	2,714,101	3,629,887
	6,899,626	8,244,319
Loss before income taxes	(212,770)	(1,369,966)
Future income tax recovery (expense) (Note 6)	(434,149)	1,458,816
Net income (loss)	(646,919)	88,850
Deficit, beginning of period	(7,481,965)	(7,570,815)
Elimination of deficit (Note 10)	8,320,995	-
Retained earnings (deficit), end of period	$ 192,111	$ (7,481,965)

Net income (loss) per share (Note 12) Basic	$ (0.017)	$ 0.003
Diluted	$ (0.017)	$ 0.003

See accompanying notes to the consolidated financial statements.

ROLLING THUNDER EXPLORATION LTD. (Formerly San Telmo Energy Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)
	Eight months ended December 31,	Year ended April 30,
	2006	2006
Cash provided by (used in): Operating activities Net income (loss)	$ (646,919)	$ 88,850
Items not involving cash: Depletion, depreciation and accretion	2,714,101	3,629,887
Stock-based compensation	1,318,524	1,103,985
Future income tax expense (recovery)	434,149	(1,458,816)
	3,819,855	3,363,906
Change in non-cash working capital (Note 13)	(15,003)	(1,213,301)
	3,804,852	2,150,605
Financing activities Decrease in bank indebtedness	(669,611)	(995,544)
Issue of Class A common shares (Note 8)	9,500,181	-
Share issue costs (Note 8)	(705,082)	-
Cash received on exercise of warrants	24,600	262,400
Cash received on exercise of stock options	752,166	-
Redemption of preferred shares	-	(5,000,000)
Cancellation of Class A common shares (Note 8)	-	(415,740)
Change in non-cash working capital (Note 13)	(14,197)	(618)
	8,888,057	(6,149,502)
Investing activities Expenditures on property, plant and equipment	(14,215,177)	(7,547,322)
Cash acquired in business acquisition (Note 3)	-	10,812,080
Amalgamation costs (Note 3)	-	(323,117)
Change in non-cash working capital (Note 13)	1,511,227	1,009,823
	(12,703,950)	3,951,464
Decrease in cash	(11,041)	(47,433)
Cash, beginning of period	11,041	58,474
Cash, end of period	$ -	$ 11,041
Supplemental cash flow information:
Interest paid	$ 16,207	$ 102,884
Interest received	$ 75,762	$ 32,406

See accompanying notes to the consolidated financial statements.

ROLLING THUNDER EXPLORATION LTD. (Formerly San Telmo Energy Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.

NATURE OF BUSINESS

On January 12, 2006 Rolling Thunder Exploration Ltd. (“ROL”) completed an amalgamation with San Telmo Energy Ltd. (“STU”), a public junior oil and gas exploration company. STU was deemed the acquiring entity in the transaction. The amalgamated entity is a continuation of STU and continues operations under the name of Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”). The Corporation’s Class A and Class B common shares trade on the TSX Venture Exchange (“TSX-V”). In addition, the Class A common shares are also quoted in the U.S. The Corporation is engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in western Canada.

In May 2006, the Corporation changed its fiscal year-end from April 30 to December 31. As a result of this change, these financial statements present financial information of the Corporation for the eight month period ended December 31, 2006 with the twelve month period ended April 30, 2006 presented as the comparative period.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Significant accounting policies are summarized below:

Basis of consolidation

On January 12, 2006 the Corporation dissolved its wholly-owned subsidiary, San Telmo Energy Inc. Prior to the dissolution the consolidated financial statements included the accounts of San Telmo Energy Ltd. and its wholly owned subsidiary, San Telmo Energy Inc. All inter-entity transactions have been eliminated on consolidation. Certain comparative figures have been reclassified to conform with current period presentation.

Use of estimates

The preparation of financial statements and related disclosures in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenue and expenses during the period. Estimates are based on historical experience and on other assumptions that are believed at the time to be reasonable under circumstances. The actual results may differ from those previously estimated.

Key areas where management has made complex or subjective judgments include fair value of certain assets, the accounting for depletion and depreciation, environmental and asset retirement obligations, stock-based compensation, purchase price allocations and income taxes.

Joint ventures

A substantial part of the Corporation’s exploration and development activities are conducted jointly with others and accordingly, the financial statements reflect only the Corporation’s proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances with banks and short-term investments with a maturity of 90 days or less at the time of issue.

Property, plant and equipment

a)

The Corporation follows the Canadian full cost method of accounting for petroleum and natural gas operations, whereby costs of exploring for and developing petroleum and natural gas properties and related reserves are initially capitalized into a single Canadian cost center. Such costs include those related to lease acquisitions, geological and geophysical activities, lease rentals on non-producing properties, drilling of productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities.

Costs of acquiring unproved properties are initially excluded from the full cost pool and are assessed each reporting period to ascertain whether impairment has occurred. When proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the full cost pool. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When a significant portion of properties are sold, a gain or loss is recorded and reflected in the statement of earnings. Depletion of petroleum and natural gas properties and depreciation of production equipment is calculated using the unit-of-production method based upon estimated proved reserves, before royalties, as determined by an independent engineer. For purposes of the calculation, natural gas reserves and production are converted to equivalent volumes of petroleum based upon relative energy content.

The Corporation places a limit on the aggregate carrying value of property, plant and equipment (PP&E), which may be amortized against revenues of future periods (“ceiling test”). An impairment loss is recognized if the carrying value exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the Corporation’s proved reserves. Cash flows are based on third party quoted forward prices, adjusted for the Corporation’s contract prices and quality differentials. The cost of unproved properties that contain no probable reserves and have been excluded from depletion and depreciation are subject to a separate test for impairment. Upon recognition of impairment, the Corporation then measures the amount of impairment by comparing the carrying amounts of the PP&E to the fair value of the PP&E, which will usually be an amount equal to the estimated net present value of future net cash flows from proved plus probable reserves. A risk-free interest rate is used to calculate the Corporation’s net present value of the future cash flows.

b)

Office furniture, equipment and leasehold improvements are recorded at cost, and are amortized under the declining balance method at the following rates:

Office furniture and equipment	20%
Computer hardware	30%
Computer software	100%

Leasehold improvements are amortized over the life of the lease.

Asset retirement obligations

The Corporation recognizes legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of assets. A liability for the asset retirement obligation (ARO) is recognized when incurred, recorded at fair value and classified as a long-term liability in the balance sheet. When the liability is initially recorded, the entity will record the net present value of the cost with an increase in the carrying value of the related long-lived asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO and PP&E. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

It is possible the Corporation’s estimates of its ultimate obligations could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or costs of environmental remediation required. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Income taxes

The Corporation uses the liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences arising from the differences between the tax basis of an asset or liability and the financial statement carrying amount on the balance sheet used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using the Company’s enacted or substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to be recovered or settled. The effect on future taxes and liabilities of a change in tax rates is recognized in income in the period that includes that substantive enactment date.

Flow-through shares

The Corporation has issued flow-through shares and the resultant proceeds are used to fund exploration and development expenditures within a defined time period. The income tax deductions associated with the expenditures funded by flow-through arrangements are renounced to investors in accordance with the appropriate tax legislation. A future income tax liability is recognized in the period when the Corporation files the renouncement with the appropriate tax authorities and share capital is reduced by the estimated costs of the renounced tax deductions.

Revenue recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes to the purchaser.

Stock-based compensation

The Corporation has a stock option plan as described in Note 8. The Corporation follows the fair value method for recognition of stock and stock options awarded to directors, officers, employees and consultants. Under this method the fair value of the stock or stock options is charged to earnings with a corresponding increase in contributed surplus. The fair value is estimated on the grant date using the Black-Scholes option-pricing model. Compensation costs are recognized over the vesting period of the stock or stock options. Consideration received by the Corporation on the exercise of stock options will be recorded as share capital.

Stock or stock options granted to non-employees for goods or services provided are recognized based on the fair value of the consideration received, or the fair value of the equity instruments, whichever is more reliably measurable.

Per share amounts

Basic per share amounts are calculated using the aggregate of the weighted average number of Class A common and Class B common shares outstanding during the period. For the purpose of the per share calculation, the Class B common shares are converted into Class A common shares. The number of Class A common shares obtained upon conversion of each Class B common share is equal to $10.00 divided by the greater of $1.00 or the 30 day volume weighted average market price of the Class A common shares for the year.

Diluted per share amounts are calculated by applying the treasury stock method, whereby the effect of “in-the-money” instruments such as stock options and warrants affect the calculation. The treasury stock method assumes that the proceeds that could be obtained upon exercise of the options and warrants are used to purchase Class A common shares at the average market price during the period. The incremental shares, calculated as the difference between the number of shares assumed issued and the number of shares assumed purchased, are then included in the calculation of weighted average number of shares used in the computation of diluted earnings per share.

3.

ACQUISITIONS

April 30, 2006 Acquisition

On January 12, 2006, the Corporation completed the amalgamation of STU and ROL. STU was deemed to be the acquirer in the transaction. As consideration, the Corporation issued 10,820,000 Class A common shares and 810,000 Class B common shares. The transaction was measured at the exchange value and accounted for using the purchase method. The purchase price was determined based on the fair value of the assets acquired as this value was more reliably measurable due to the nature of the assets acquired and the low trading volumes of ROL. The results of operations of ROL are included in the accounts of the Corporation from January 12, 2006 to April 30, 2006. The purchase price was allocated as follows:

Net assets acquired:
Cash and cash equivalents Non-cash working capital Petroleum and natural gas properties and equipment Future income tax asset Asset retirement obligations	$10,812,080 (1,606,226) 1,628,090 769,200 (42,200)
$11,560,944
Purchase price consideration:
Common shares – Class A, net of amalgamation costs Common shares – Class B Amalgamation costs	$11,229,727 8,100 323,117
$11,560,994

4.

PROPERTY, PLANT AND EQUIPMENT

December 31, 2006

	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties and equipment Office equipment and leasehold improvements	$33,394,141 103,598	$8,370,539 28,406	$25,023,602 75,192
	$33,497,739	$8,398,945	$25,098,794

April 30, 2006

	Cost	Accumulated depletion and depreciation	Net book Value
Petroleum and natural gas properties and equipment Office equipment and leasehold improvements	$18,880,842 64,859	$5,697,393 12,062	$13,183,449 52,797
	$18,945,701	$5,709,455	$13,236,246

At December 31, 2006, the cost of unproved properties of $1,816,092 (April 30, 2006 - $1,855,151) and the salvage value of developed properties of $1,016,618 (April 30, 2006 - $300,000) have been excluded from petroleum and natural gas properties and equipment for the purposes of calculating depletion. Future development costs totaling $3,690,200 (April 30, 2006 - $7,981,700) were included in the calculation of depletion.

The Corporation prepared a ceiling test at December 31, 2006, in accordance with CICA Accounting Guideline 16 – Oil and Gas Accounting – Full Cost, to assess the recoverability of costs recorded in respect of petroleum and natural gas properties. As a result of the test, a ceiling test write-down was not required as at December 31, 2006.

The petroleum and natural gas prices are based on the December 31, 2006 commodity price forecast of the Corporation’s independent reserve engineers. These prices have been adjusted for commodity price differentials specific to the Corporation. The following table summarizes the benchmark prices used in the ceiling test calculation:

Year	WTI Oil ($U.S./bbl)(1)	Foreign Exchange Rate ($Cdn/$U.S.)	WTI Oil ($Cdn/bbl)	Edmonton Par Price ($Cdn/bbl)(1)	AECO Gas ($Cdn/Mcf)(1)
2007	65.00	0.88	73.86	72.85	7.15
2008	69.35	0.88	78.81	77.75	7.70
2009	70.75	0.88	80.40	79.35	7.60
2010	69.00	0.88	78.41	77.30	7.70
2011	67.10	0.88	76.25	75.15	8.00
2012	66.25	0.88	75.28	74.15	8.15
2013	67.55	0.88	76.76	75.60	8.25
2014	68.90	0.88	78.30	77.15	8.50
2015	70.30	0.88	79.89	78.70	8.65
2016	71.70	0.88	81.48	80.25	8.85

(1) Prices remain consistent for 2017 and increase at a rate of approximately 2.0% thereafter

5.

BANK INDEBTEDNESS

	December 31,	April 30,
	2006	2006
Cheques issued in excess of funds on hand	$ 8,951	$178,562
Revolving demand bank loan	450,000	950,000
	$ 458,951	$1,128,562

The Corporation has a revolving operating demand bank loan with a limit up to $13,000,000. The loan bears interest at the National Bank of Canada prime rate plus 0.25 percent per annum with interest only payments paid monthly. The Corporation has a non-revolving acquisition/development demand loan of up to $3,000,000 repayable monthly over the half-life of the reserves being financed, including interest at the National Bank of Canada prime rate plus 0.50 percent. As at December 31, 2006 and April 30, 2006 the non-revolving acquisition/development demand loan was unutilized.

These facilities are secured by a General Security Agreement and by a $20,000,000 debenture with a floating charge over all assets of the Corporation with a negative pledge and undertaking to provide fixed charges on the Corporation’s major producing properties at the request of the bank. Additional security includes the assignment/endorsement by the Corporation of all risk insurance, revenues and monies under material contracts, if applicable.

6.

INCOME TAXES

The income tax provision is calculated by applying the applicable combined Canadian federal and provincial statutory tax rate to pre-tax income (loss) with adjustments as set out in the following table:

	December 31, 2006	April 30, 2006

Loss before income taxes	$ (212,770)	$(1,369,966)
Average combined federal and provincial tax rate	32.10%	30.74%
Computed income tax provision	(68,300)	(421,111)
Increase (decrease) in income taxes resulting from:
Provincial royalties and other levies	166,445	233,505
Resource allowance	(171,488)	(261,294)
Stock-based compensation	423,246	383,600
Change in statutory tax rates	(25,992)	(945)
Reduction in foreign development expense tax pools	85,416	-
Other	24,822	(12,396)
Change in valuation allowance	-	(1,380,175)
Income tax expense (recovery)	$ 434,149	$(1,458,816)

The components of the net future income tax asset (liability) were as follows:

	December 31, 2006	April 30, 2006
Future income tax assets:
Non-capital loss carry-forwards	$ 90,300	$1,408,000
Asset retirement obligations	239,800	129,600
Share issue costs	404,200	262,300
Amalgamation costs	56,500	62,100
	790,800	1,862,000

Future income tax liabilities:
Carrying amount of property, plant and equipment in excess of tax bases	(1,690,700)	(2,564,800)
Net future income tax liability	$(899,900)	$ (702,800)

7.

ASSET RETIREMENT OBLIGATIONS

The following table summarizes changes in asset retirement obligations for the period:

	December 31,	April 30,
	2006	2006
Asset retirement obligations, beginning of period	$ 385,441	$ 172,662
Changes in liabilities during the year related to: Acquisitions	-	42,200
Additions	257,409	166,189
Revisions	114,351	-
Liabilities settled	(30,000)	-
Accretion expense	19,712	4,390
Asset retirement obligations, end of period	$ 746,913	$ 385,441

At December 31, 2006, management estimates that undiscounted expected cash flows required to settle the Corporation’s asset retirement obligations will be incurred as follows:

2008 - 2012 2013 - 2017	$642,809 474,878
$1,117,687

The undiscounted amount of the estimated future cash flows required to settle the obligations as at December 31, 2006 was $1,117,687 (April 30, 2006 - $489,176). These obligations will be settled at the end of the useful lives of the underlying assets, which currently average 5.48 years (April 30, 2006 – 5.00 years), but extend up to 10 years into the future. The estimated future cash flows have been calculated using an inflation rate of two percent and discounted at a weighted average credit-adjusted risk-free rate of 8.26 percent (year ended April 30, 2006 – 8.0 percent).

8.

SHARE CAPITAL

(a) Authorized

Authorized December 31, 2006 and April 30 2006:

Unlimited number of voting Class A common shares

Unlimited number of voting Class B common shares convertible at the option of the Corporation, at any time after July 31, 2008 and before July 31, 2010 into Class A common shares. After July 31, 2008 and prior to July 31, 2010 the conversion is at the option of the Corporation. After August 1, 2010 and prior to September 1, 2010 the option to convert is at the option of the shareholder.

Unlimited number of preferred shares, issuable in series

(b) Issued and outstanding

Class A common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	44,768,502	$ 10,414,878
Conversion of common shares to preferred shares	8,333,333	(5,000,000)
	36,435,169	5,414,878
Exchange of one Class A common share for two common shares of STU(1)	(18,217,599)	-
	18,217,570	5,414,878
Issued on acquisition of ROL	10,820,000	11,552,842
Issued for cash on exercise of warrants	160,000	262,400
Shares cancelled on amalgamation	(346,450)	(198,585)
Amalgamation costs	-	(323,117)
Tax effect of amalgamation costs	-	94,984
Tax effect of flow-through shares issued in 2005	-	(3,025,800)
Class A common share balance, April 30, 2006	28,851,120	$13,777,602

(1)  14 Class A common shares were retired upon amalgamation.

Class A common shares issued and outstanding	Number	Amount
Balance, April 30, 2006	28,851,120	$13,777,602
Issued pursuant to private placement	4,976,951	9,500,181
Share issue costs	-	(705,082)
Tax effect of share issue costs Issued for cash on exercise of warrants Issued for cash on exercise of options Transferred of contributed surplus on exercise of options	- 15,000 881,666 -	237,049 24,600 752,166 24,111
Elimination of deficit (see Note 10)	-	(4,772,995)
Class A common share balance, December 31, 2006	34,724,737	$ 18,837,632

Class B common shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on acquisition of ROL	810,000	8,100
Balance, December 31, 2006 and April 30, 2006	810,000	$ 8,100

Preferred shares issued and outstanding	Number	Amount
Balance, April 30, 2005	-	$ -
Issued on amalgamation	8,333,333	5,000,000
Repurchased and cancelled	(8,333,333)	(5,000,000)
Preferred Share Balance, December 31, 2006 and April 30, 2006	-	$ -
Total share capital, December 31, 2006		$18,845,732

December 31, 2006

On May 18, 2006, the Corporation closed a private placement of 1,497,000 Class A common shares at a price of $1.67 per Class A common share totaling $2,499,990; 1,098,951 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Development Expenses (“CDE”) at a price of $1.82 per CDE flow-through share totaling $2,000,091; and 2,381,000 Class A common shares issued on a flow-through basis eligible for renunciation of Canadian Exploration Expenses (“CEE”) at a price of $2.10 per CEE flow-through share totaling $5,000,100. Total gross proceeds of the private placement were $9,500,181. As a result, the Corporation had $2,000,091 of CDE qualifying expenditures to incur by December 31, 2006 and $5,000,100 of CEE qualifying expenditures to incur by December 31, 2007. As at December 31, 2006, the Corporation had fulfilled the CDE expenditures requirement of $2,000,091. In addition, Rolling Thunder had incurred $421,089 of qualifying CEE expenditures and had $4,579,011 of CEE expenditures remaining to be incurred by December 31, 2007 to fulfill its CEE flow-through commitment. The income tax deductions related to the total CDE and CEE flow-through expenditures of $7,000,191 were renounced in February 2007 to the CDE and CEE flow-through share subscribers with an effective date of December 31, 2006. A future income tax liability related to the renunciation of these expenditures will be recognized at that time. Total costs related to the private placement were $705,082. A future income tax benefit of $237,049, relating to the share issue costs, was recognized as a decrease to future income tax liability and a corresponding increase to share capital.

April 30, 2006

Upon the amalgamation of ROL and STU on January 12, 2006, the Corporation converted 8,333,333 common shares of STU into 8,333,333 preferred shares at a stated value of $0.60 per preferred share. These shares were redeemed by the Corporation for aggregate cash consideration of $5,000,000. Each remaining STU common share was exchanged for 0.5 Class A common shares of the Corporation.

The Corporation issued 10,820,000 Class A common shares and 810,000 Class B common shares in exchange for the outstanding Class A and B common shares of ROL. The values assigned to the Class A and B common shares issued were $11,552,842 and $8,100, respectively (see Note 3).

Effective January 12, 2006, a STU shareholder exercised the right to dissent. The shareholder dissented rights related to 692,900 common shares of STU representing rights to 346,450 Class A common shares of the Corporation. The Corporation paid cash consideration of $0.60 per dissented STU share for total consideration of $415,740. The Corporation cancelled the shares effective January 12, 2006. The assigned value of the shares cancelled was $198,585. The amount paid in excess of assigned value of $217,155 was charged to contributed surplus (see Note 9).

Prior to the amalgamation, ROL had issued flow-through common shares. On amalgamation the Corporation assumed a commitment for flow-through expenditures relating to these shares in the amount of $9,000,000. The income tax deductions relating to the total flow-through expenditures of $9,000,000 were renounced in March 2006 to the flow-through share subscribers with an effective date of December 31, 2005. Foregone tax benefits of $3,025,800 related to renounced expenditures were recognized by the Corporation with a reduction to share capital and a corresponding increase in future income tax liability.

(c) Shares in escrow

At June 30, 2005, 4,000,000 Class A common shares were held in escrow pursuant to the requirements of National Policy 46-201 “Escrow for Initial Public Offerings”. Ten percent of these shares were released from escrow July 8, 2005, 15 percent were released on January 8, 2006 and 15 percent were released on July 8, 2006. At December 31, 2006, a total of 2,400,000 Class A common shares remained in escrow. These shares will be released in 15 percent tranches (based on the original number of Class A commons shares subject to escrow) during consecutive six month intervals, the last release scheduled for July 8, 2008.

As at April 30, 2005, 160,714 common shares (321,427 common shares prior to the effect of the exchange of two common shares of STU for one Class A common share of the Corporation) of the Corporation were subject to an escrow agreement and could not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. On April 20, 2006 certain conditions were met and the remaining 160,714 Class A common shares under the agreement were released from escrow.

(d) Stock options

Stock option plan

The Corporation has a stock option plan whereby options to purchase Class A common shares may be granted by the board of directors to directors, officers, employees of, and consultants to, the Corporation. The Plan has reserved for issuance a number of Class A common shares equal to ten percent of the total number of Class A common shares issued and outstanding from time to time, calculated on a non-diluted basis. No one participant in the plan is permitted to hold options entitling such participant to purchase more than five percent of the total number of Class A common shares issued and outstanding in any 12 month period and, in the case of consultants and persons retained to perform investor relations activities, two percent in any 12 month period. The board of directors shall determine the period during which an option may be exercised at the time the option is granted, subject to any vesting limitations, which may be imposed by the board at the time such option is granted. All options granted will be exercisable for a period not to exceed five years, will be non-transferable and will comply with the requirements of the regulatory authorities.

Agents’ options

Prior to amalgamation, ROL had issued an option to purchase 495,000 Class A common shares to Agents relating to shares sold under a public offering. On amalgamation, replacement options were issued to the Agents that were fully vested, had an exercise price of $1.00 and an expiry date of December 31, 2006. As at December 31, 2006 all agents’ options were exercised.

The following table summarizes information about the Corporation’s stock options:

Class A common share stock options at December 31, 2006

Options Outstanding

	Number of options	Weighted average exercise price
Outstanding, April 30, 2006	3,040,000	$ 1.26
Granted	2,025,000	1.57
Exercised	(881,666)	(0.85)
Expired	(1,633,334)	(1.68)
Outstanding, December 31, 2006	2,550,000	$ 1.38
Exercisable, December 31, 2006	1,063,331	$ 1.31

Class A common share stock options at April 30, 2006

Options Outstanding

	Number of options	Weighted average exercise price
Common share options outstanding, April 30, 2005	3,775,000	$ 0.75
Common share options cancelled	(75,000)	(0.25)
	3,775,000	0.75
Effect of exchange of one Class A common share for two common shares of STU (1)	(1,850,000)	-
	1,850,000	1.52
Granted to replace existing options of ROL on amalgamation (2)	1,325,000	1.01
Class A common share options granted	115,000	0.75
Class A common share options cancelled	(250,000)	(1.64)
Outstanding, April 30, 2006	3,040,000	$ 1.26
Exercisable, April 30, 2006	2,355,000	$ 1.26

(1)

On amalgamation, in-the-money option holders of STU were issued 0.5 Class A common share replacement options having an exercise price equal to the difference between (a) the fair market value of a Class A common share determined immediately after the effective date of the amalgamation and (b) two times the option value of the STU option. All other option holders of STU were issued 0.5 Class A common share replacement options having an exercise price equal to two times the exercise price of the applicable STU option.

(2)

On amalgamation, the Corporation issued 830,000 Class A common share options to directors, officers, employees and consultants to replace options outstanding under ROL’s stock option plan. These options have exercise prices ranging from $1.00 to $1.20 and remaining weighted average contractual lives of between 4.17 and 4.33 years. In addition, 495,000 Class A common share options were issued to Agents to replace options that were related to a public offering by ROL.

A summary of the outstanding stock options as at December 31, 2006 is as follows:

			Options Outstanding	Options Exercisable
Exercise Price		Number outstanding at December 31, 2006	Weighted average remaining contractual life (years)	Number exercisable at December 31, 2006
$0.75		115,000	4.25	38,333
$1.00	(1)	620,000	3.50	413,332
$1.05	(1)	20,000	3.58	13,333
$1.32		275,000	4.50	91,667
$1.51		655,000	4.67	218,333
$1.67		865,000	4.33	288,333
$0.75	- $1.67	2,550,000	4.22	1,063,331

(1) Options granted to former option holders of ROL on amalgamation.

Stock-based compensation

The fair value of each option granted was estimated on the date of grant using the Black-Scholes Option Pricing Model to calculate stock-based compensation expense for the options granted during the eight month period ended December 31, 2006 and the year ended April 30, 2006. The weighted average fair value of the options granted and assumptions used in the model were as follows:

	December 31,	April 30,
	2006	2006
Fair value of options granted ($/share)	1.25	0.47
Risk-free interest rate (%)	4.26	3.39
Expected hold period (years)	5.00	3.80
Expected volatility (%)	108	63
Expected dividend yield (%)	-	-

The Corporation recognized stock-based compensation expense of $1,318,524 for the eight months ended December 31, 2006 (year ended April 30, 2006 - $1,103,985) which decreased net income/increased net loss by $1,318,524 for the eight months ended December 31, 2006 (year ended April 30, 2006 - $1,103,985) with a corresponding charge to contributed surplus.

(e) Share purchase warrants

Class A common share warrants at December 31, 2006

Options Outstanding

	Number of options	Weighted average exercise price
Outstanding, April 30, 2006	650,000	$ 1.64
Exercised	(15,000)	(1.64)
Expired	(635,000)	(1.64)
Outstanding, December 31, 2006	-	$ -

Class A common share warrants April 30, 2006

Warrants Outstanding

	Number of warrants	Weighted average exercise price
Common share warrants outstanding, April 30, 2005	2,010,736	$1.05
Warrants expired	(390,736)	(2.00)
	1,620,000	0.82
Effect of exchange of one Class A common share for two common shares of STU	(810,000)	(0.82)
	810,000	1.64
Exercise of warrants	(160,000)	(1.64)
Outstanding, April 30, 2006	650,000	$1.64

CONTRIBUTED SURPLUS
	December 31,	April 30,
	2006	2006
Contributed surplus balance, beginning of period	$3,423,330	$2,536,500
Stock-based compensation	1,318,524	1,103,985
Transferred to share capital on exercise of options	(24,111)	-
Cancellation of Class A common shares (see Note 8)	-	(217,155)
Reduction of deficit (see Note 10)	(3,548,000)	-
Contributed surplus, end of period	$1,169,743	$3,423,330

10.

RETAINED EARNINGS (DEFICIT)

On September 21, 2006, the shareholders of the Corporation approved a reduction in the deficit of the Corporation to a maximum of $9,500,000. At September 30, 2006, the Corporation eliminated the deficit to $nil. The deficit account was credited in the amount of $8,320,995 with an offsetting charge in the amount of $3,548,000 to contributed surplus and $4,772,995 to the Class A share capital account. The amount charged to contributed surplus was equal to the contributed surplus credited to the account for pre-amalgamation stock-based compensation expense recognized by San Telmo Energy Ltd.

11.

OTHER REVENUE

Other revenue for the eight months ended December 31, 2006 included a non-recurring refund of gross overriding royalties paid to industry partners in previous periods. The aggregate amount of the refunds was $152,776. The remaining balance of $92,085 of other revenue was comprised of marketing and interest income.

12.

PER SHARE AMOUNTS

A reconciliation of net income (loss) per share is summarized as follows

December 31, 2006

	Net loss	Weighted average shares outstanding	Per share
Class A common shares		33,882,096
Class A common shares on deemed conversion of Class B common shares		5,198,909
Basic – Class A common shares	$(646,919)	39,081,005	$(0.017)
Dilutive effect of options		-
Diluted – Class A common shares	$(646,919)	39,081,005	$(0.017)

For the calculation of weighted average number of diluted shares outstanding for the eight months ended December 31, 2006, 2,550,000 options were excluded as they were determined to be anti-dilutive.

April 30, 2006
	Net Income	Weighted average shares outstanding	Per share
Class A common shares Class A shares on deemed conversion of Class B common shares		24,354,658 1,642,365
Basic – Class A common share Dilutive effect of options	$ 88,850	25,997,023 97,381	$ 0.003
Diluted – Class A common shares	$ 88,850	26,094,404	$ 0.003

For the calculation of weighted average number of diluted shares outstanding for the year ended April 30, 2006, 2,625,000 options and 650,000 warrants were excluded as they were determined to be anti-dilutive.

13.

SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	April 30,
	2006	2006
Changes in non-cash working capital: Accounts receivable and accrued receivables	$(1,528,419)	$105,640
Prepaid expenses and deposits	43,459	(408,994)
Accounts payable and accrued liabilities	2,966,987	1,705,484
	$1,482,027	$1,402,130
Changes in non-cash working capital: Operating	$ (15,003)	$(1,213,301)
Financing	(14,197)	(618)
Investing	1,511,227	1,009,823
Acquisition (Note 3)	-	1,606,226
	$ 1,482,027	$1,402,130

14

RELATED PARTY TRANSACTIONS

December 31, 2006

During the eight months ended December 31, 2006, the Corporation incurred $124,999 related to consulting fees to a private holding and geological services company that provided geological services to the Corporation, of which an officer of the Rolling Thunder is an officer and controlling shareholder. In addition, Rolling Thunder paid $111,500 related to engineering consulting fees provided by an engineering services company, of which an officer of Rolling Thunder is an officer and controlling shareholder. These transactions were recorded as general and administrative expenses during the eight months ended December 31, 2006. As at December 31, 2006, accounts payable and accrued liabilities included a balance of $71,500 related to these transactions.

During the eight months ended December 31, 2006, the Corporation incurred $278,807 related to gross overriding royalties (“GOR”) to a private holding and geological services company that provided geological services to the Corporation, of which an officer of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a three percent GOR on certain Teepee Creek, Boundary Lake and Gold Creek properties, a two percent GOR on the McLeod and Gordondale properties and a one percent GOR on the Mahaska property. These transactions were recorded as royalty expenses during the eight months ended December 31, 2006. As at December 31, 2006, accounts payable and accrued liabilities included a balance of $39,929 related to these transactions.

April 30, 2006

Prior to amalgamation, STU paid directors’ fees of $60,000 for the year ended April 30, 2006 to directors and/or companies controlled by directors of STU. Management fees of $129,960 were paid to a director and officer of STU. STU also paid professional fees of $29,595 during the year to a legal firm, in which a director of STU was a partner. In addition, rent of $8,400 during the year was paid to a company controlled by a director of STU.

Upon amalgamation, the Corporation paid approximately $340,000 related to severance to officers of STU. The Corporation paid $16,500, with respect to the termination of a Geological and Project Management Services Agreement, to a private holding and geological services company that provided geological consulting services to STU, of which an officer and director of the Corporation is an officer and controlling shareholder. In addition, $15,000 was paid to the same private holding and geological services company to satisfy a change of control provision with respect to gross overriding royalties in the aforementioned Agreement with STU.

Subsequent to amalgamation, the Corporation paid $58,512 related to gross overriding royalties and $54,322 related to consulting fees to a private holding and geological services company that provided geological services to the Corporation, of which an officer and director of the Corporation is an officer and controlling shareholder. This private holding and geological services company has a three percent GOR on certain Teepee Creek, Boundary Lake and Gold Creek properties, a two percent GOR on the McLeod and Gordondale properties and a one percent GOR on the Mahaska property. The Corporation paid $21,000 in financial consulting fees to a private consulting firm, of which an officer of the Corporation is an officer and shareholder.

These transactions were in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. COMMITMENTS

The Corporation was committed to spend $9,000,000 related to the ROL initial public offering June 30, 2005 by December 31, 2006 on expenditures that qualify as Canadian Exploration Expense for income tax purposes. As at December 31, 2006 the Corporation fulfilled this commitment and had incurred $9,000,000 of eligible expenditures.

Pursuant to the private placement on May 18, 2006 (see Note 8), Rolling Thunder was committed to spend $2,000,091 by December 31, 2006 on expenditures that qualified as CDE and $5,000,100 by December 31, 2007 on expenditures that will qualify as CEE. As at December 31, 2006, the Corporation had fulfilled its CDE commitment. In addition, the Corporation had incurred $421,089 of eligible CEE expenditures and had $4,579,011 of CEE expenditures remaining to be incurred by December 31, 2007 in order to fulfill its CEE commitment.

On September 1, 2006, the Corporation entered into a sublease for office space for the term of January 1, 2007 to March 31, 2008 after which, the lease will be month to month until December 31, 2011. The estimated amount due under the sublease, including rent and estimated related operating expenses and taxes is $147,710.

On October 5, 2006, the Corporation entered into a Farm-out Participation and Option Agreement with an independent public oil and gas company whereby the Corporation is committed to spud a test well on or before February 1, 2007. Subsequent to December 31, 2006 the commitment date to spud a test well was extended and the commitment was fulfilled on February 24, 2007.

16.

FINANCIAL INSTRUMENTS

The financial instruments recognized on the consolidated balance sheets include cash, accounts receivable and accrued receivables, bank indebtedness and accounts payable and accrued liabilities. The fair values of these financial instruments other than bank indebtedness approximate their carrying amounts due to the short-term nature. The carrying value of bank indebtedness approximates its fair value due to floating interest terms.

The Corporation is exposed to fluctuation in commodity prices, foreign currency exchange rate, credit and interest rate risks.

(a) Commodity price risk

The Corporation is exposed to significant risk related to crude oil price fluctuations and to a lesser extent natural gas price movements.

(b) Foreign currency exchange rate risk

The Corporation is exposed to foreign currency fluctuation as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

(c)

Credit risk

The Corporation is exposed to credit risk from financial instruments to the extent of non-performance by third parties. A substantial portion of the Corporation’s accounts receivables are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risks. Amounts owing from three customers comprised 94 percent of the accounts receivable balance at December 31, 2006 (April 30, 2006 – three customers, 99 percent of accounts receivable).

(d)

Interest rate risk

The Corporation is exposed to interest rate risk principally related to its bank indebtedness to the extent of floating interest rates on the outstanding balances.

SEDAR FILINGS

Rolling Thunder anticipates that it will file on SEDAR (www.sedar.com) its Annual Report for its transition year of eight months ended December 31, 2006, along with its audited consolidated financial statements, notes thereto and Auditor’s Report, and its Management’s Discussion & Analysis for the same period ended, on or before April 30, 2007. The Corporation also anticipates that it will file its Notice of Annual and Special Meeting and Management Information Circular and Proxy Statement for its annual and special meeting of shareholders to be held on June 7, 2007 and its Annual Information Form for the period ended December 31, 2006, on or before April 30, 2007.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Rolling Thunder will hold its Annual and Special Meeting of Shareholders at The Metropolitan Conference Centre, Royal Room, Calgary, Alberta, on Thursday, June 7, 2007 at 2:30 pm (Calgary time).

RESIGNATION OF VP, EXPLORATION & COO

Mr. Ken Ellison has resigned as Vice President, Exploration and Chief Operating Officer of Rolling Thunder, effective April 16, 2007. The Management and Board of Directors of Rolling Thunder would like to take this opportunity to thank Mr. Ellison for his dedication and many contributions to the Corporation’s growth, and wish him success in his future endeavors.

ABOUT ROLLING THUNDER

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com. or contact:

Peter Bolton

President & Chief Executive Officer (403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

ROLLING THUNDER DISCOVERS NEW POOL AT TEEPEE CREEK

Calgary, Alberta, April 12, 2007 – Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTO: RTHXF) has discovered a new pool at Teepee Creek. The discovery well, drilled approximately one mile north of the Corporation's existing production, tested both oil and gas from the Doig formation. Over a three day test, the well flowed oil at an average rate of 100 barrels per day and gas at an average rate of 750 Mcf per day. The Corporation paid 100% to earn a 60% interest in the well and two sections of land. This new pool is covered by Rolling Thunder's 3D seismic. Rolling Thunder's drilling and completion operations are currently shut down due to break-up. Post break-up, the Corporation anticipates further evaluation of the new pool and the drilling of up to five wells in the Teepee Creek area.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer (403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

ROLLING THUNDER FILES ANNUAL REPORT, FINANCIAL STATEMENTS
AND MD&A FOR THE PERIOD ENDED DECEMBER 31, 2006 ON SEDAR

Calgary, Alberta, April 26, 2006 – Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) has filed with the regulatory authorities its Annual Report, Financial Statements and Notes thereto and Management’s Discussion and Analysis for the period ended December 31, 2006.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTO: RTHXF), visit our website at www.rollingthunderexploration.com or contact:

Peter Bolton

President & Chief Executive Officer (403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223 kameliaw@rollingthunderexploration.com

Natural Gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency method and does not necessarily represent value equivalency at the wellhead. Certain information contained herein constitutes forward-looking information under applicable securities laws. All statements, other than statements of historical fact, which address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking information. Forward-looking information typically contains statements with words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" or similar words suggesting future outcomes or outlook. The following discussion is intended to identify certain factors, although not necessarily all factors, which could cause future outcomes to differ materially from those set forth in the forward-looking information. The risks and uncertainties that may affect the operations, performance, development and results of Rolling Thunder's businesses include, but are not limited to, the following factors: volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and the availability of capital. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Rolling Thunder at the time of preparation, may prove to be incorrect or may not occur. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors and risks is not exhaustive. Additional information on these and other risks, uncertainties and factors that could affect Rolling Thunder's operations or financial results are included in our filings with the securities commissions or similar authorities in each of the provinces of Canada, as may be updated from time to time. There is no representation by Rolling Thunder that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and Rolling Thunder does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE
ROLLING THUNDER ANNOUNCES APPROVAL OF GRANT OF STOCK OPTIONS

Calgary, Alberta, April 27, 2007 –Rolling Thunder Exploration Ltd. (“Rolling Thunder” or the “Corporation”) (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF) reports that the board of directors of Rolling Thunder has approved on April 25, 2007 the grant of stock options to certain of its and officers and employees to acquire an aggregate of 510,000 class A shares of Rolling Thunder (the "Options"). All of the Options were approved with an exercise price of $1.19 and a term of five years. One-third of the Options vest immediately, and one third on each of the first and second anniversary of the date of grant.

Rolling Thunder is a publicly traded Canadian energy company involved in the exploration, development and production of natural gas and crude oil in western Canada.

To find out more about Rolling Thunder Exploration Ltd. (TSX-V: ROL.A, ROL.B; OTC Pink Sheets: RTHXF), visit our website at www.rollingthunderexploration.com, or contact:

Peter Bolton

President & Chief Executive Officer

(403) 532-6221

peterb@rollingthunderexploration.com

Kamelia Wong

Chief Financial Officer

(403) 532-6223

kameliaw@rollingthunderexploration.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.